Exhibit 99.1
Barclays PLC
This exhibit includes portions from the previously published Results Announcement of Barclays PLC relating to the nine months ended 30 September 2025, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.
An audit opinion has not been rendered in respect of this document.

Barclays PLC	1

Notes
The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months ended 30 September 2025 to the corresponding nine months of 2024 and balance sheet analysis as at 30 September 2025 with comparatives relating to 31 December 2024 and 30 September 2024. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.
The information in this announcement, which was approved by the Board of Directors on 21 October 2025, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2024, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.
Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 45 to 48.
Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:
– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 46 to 47;
– Average allocated tangible equity (for businesses) is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period. Period end allocated tangible equity is calculated as 13.5% (2024: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 46 to 47;
– Average tangible shareholders’ equity (for Barclays Group) is calculated as the average of the previous month’s period end tangible shareholders' equity and the current month’s period end tangible shareholders' equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period. The comparable IFRS measure is average equity. A reconciliation is provided on pages 46 to 47;
– Group net interest income (NII) excluding Barclays Investment Bank (IB) and Head Office represents Group NII excluding IB NII and Head Office NII. The comparable IFRS measure is Group NII. A reconciliation is provided on page 47;
– Group operating costs represents group operating expenses excluding UK regulatory levies and litigation and conduct charges. The comparable IFRS measure is total operating expenses. A reconciliation is provided on page 47;
– Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 48;
– Return on average allocated tangible equity (for businesses) is calculated as annualised Group attributable profit, as a proportion of average shareholders’ tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 45;
– Return on average tangible shareholders’ equity (for Barclays Group) is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on page 46;
– Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The comparable IFRS measure is net asset value per share. A reconciliation is provided on page 48.

Barclays PLC	2

Notes
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (“ESG”) commitments and targets), plans and objectives for future operations, International Financial Reporting Standards (“IFRS”) and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing sustainability reporting standards (including emissions accounting methodologies); changes in tax laws and practice; the outcome of current and future legal proceedings and regulatory investigations; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively or navigate inconsistencies and conflicts in the manner in which climate policy is implemented in the regions where the Group operates, including as a result of the adoption of anti-ESG rules and regulations, or other forms of governmental and regulatory action against ESG policies; environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; financial crime; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; changes in trade policy, including the imposition of tariffs or other protectionist measures; the direct and indirect consequences of the conflicts in Ukraine and the Middle East on European and global macroeconomic conditions, political stability and financial markets; changes in US legislation and policy following the US elections in 2024; developments in the UK’s relationship with the European Union; the risk of cyberattacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Group’s reputation, business or operations; the Group’s ability to access funding; and the success of acquisitions (including the acquisition of Tesco Bank completed in November 2024), disposals, joint ventures and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. In setting its targets and outlook for the period 2024-2026, Barclays has made certain assumptions about the macroeconomic environment, including, without limitation, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the US Securities and Exchange Commission (“SEC”) (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2024), which are available on the SEC’s website at www.sec.gov.

Subject to Barclays PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC	3

Performance Highlights
Barclays delivered a return on equity (RoE) of 9.2% in Q325 and return on tangible equity (RoTE) of 10.6% in Q325, announced a £500m share buyback, and is on track to deliver against 2025 guidance and 2026 targets
•New financial and operational targets through to 2028 to be announced at FY25 Results on 10 February 2026
•Guidance for 2025 Group RoTE upgraded to greater than 11%1 from c.11%, and 2025 Group net interest income (NII) excluding Barclays Investment Bank and Head Office upgraded to greater than £12.6bn2 from greater than £12.5bn
•Q325 Group RoE of 9.2% and RoTE of 10.6%. Q325 YTD Group RoE of 10.7% and RoTE of 12.3%, with earnings per share (EPS) of 35.1p (Q324 YTD: 29.3p)
•Announced intention to bring forward a portion of FY25 distribution plans, with a £500m share buyback announced today and a plan to move to quarterly share buyback announcements
–The target remains to return at least £10bn of capital between 2024 and 20263
•Robust risk management with Q325 YTD Group loan loss rate (LLR) of 53bps (Q324 YTD: 42bps), within the through the cycle range of 50-60bps
•Continued cost discipline with Q325 YTD Group cost: income ratio improving to 59% (Q324 YTD: 61%) driven by positive operating leverage (FY25 guidance of c.61%)
–Achieved the targeted FY25 cost efficiency savings of c.£500m one quarter earlier than planned following a further c.£180m of gross cost efficiency savings in Q325
–Includes a Q325 charge of £235m for motor finance redress, increasing the total provision to £325m
•Strong balance sheet with CET1 ratio of 14.1%
–Taking into account the impact of the £500m share buyback announced today, the CET1 ratio as of 30 September 2025 would be reduced to 13.9%, at the top end of the 13-14% target range
Key financial metrics:

	Income	Profit before tax	Attributable profit	Cost: income ratio	LLR	RoE	RoTE	EPS	NAV per share	TNAV per share	CET1 ratio	Total capital return
Q325	£7.2bn	£2.1bn	£1.5bn	63%	57bps	9.2%	10.6%	10.4p	451p	392p	14.1%	£1.9bn
Q325 YTD	£22.1bn	£7.3bn	£5.0bn	59%	53bps	10.7%	12.3%	35.1p

Q325 Performance highlights:
•Group RoE was 9.2% (Q324: 10.6%) and RoTE was 10.6% (Q324: 12.3%) with profit before tax of £2.1bn (Q324: £2.2bn). All divisions delivered double-digit RoE and RoTE in Q325
•Group income of £7.2bn was up 9% year-on-year, with Group NII of £3.7bn and Group NII excluding Barclays Investment Bank and Head Office of £3.3bn, up 16% year-on-year
–Barclays UK income increased 16%, driven by continued structural hedge income and the impact from Tesco Bank
–Barclays UK Corporate Bank (UKCB) income increased 17%, reflecting higher average deposit and lending balances, and higher structural hedge income
–Barclays Private Bank and Wealth Management (PBWM) income increased 3%, reflecting higher client balances from net new inflows and market movements
–Barclays Investment Bank (IB) income increased 8%, with growth across Global Markets and Investment Banking, supported by continued growth in more stable income streams (Financing and International Corporate Bank)
–Barclays US Consumer Bank (USCB) income increased 19%, reflecting the impact of repricing initiatives, business growth and the acquisition of General Motors co-branded cards portfolio (GM portfolio), partially offset by the strengthening of GBP against USD
•Group total operating expenses were £4.5bn, up 14% year-on-year, with a cost: income ratio of 63% (Q324: 61%)
–Group operating costs increased 8% to £4.3bn, reflecting Tesco Bank costs, further investment spend including structural cost actions, business growth and inflation, partially offset by c.£180m of cost efficiency savings
–Litigation and conduct charges of £255m included a £235m charge for motor finance redress
•Credit impairment charges were £0.6bn (Q324: £0.4bn) with a LLR of 57bps (Q324: 37bps), including a c.£110m single name charge in the IB, and the £65m day 1 impact from the acquisition of the GM portfolio

1Management does not assess forward-looking “return on equity” (target RoE) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS measures “return on tangible equity” (target RoTE) to equivalent IFRS measures is not available without unreasonable efforts.
2Management does not assess forward-looking “Group NII” (target) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS measure “Group NII excluding IB and Head Office” (target) to an equivalent IFRS measure is not available without unreasonable efforts.
3This multi-year plan is subject to supervisory and Board approvals, anticipated financial performance and our published CET1 ratio target range of 13-14%. Our targets and guidance are based on management's current expectations as to the macroeconomic environment and the business and may be subject to change.

Barclays PLC	4

Performance Highlights
Q325 YTD Performance highlights:
•Group RoE was 10.7% (Q324 YTD: 9.9%) and RoTE was 12.3% (Q324 YTD: 11.5%) with profit before tax of £7.3bn (Q324 YTD: £6.4bn)
•Group income of £22.1bn was up 11% year-on-year1 with Group NII of £10.8bn and Group NII excluding IB and Head Office of £9.4bn, up 14% year-on-year
•Group total operating expenses were £13.1bn, up 8% year-on-year
–Group operating costs increased 6% to £12.7bn, reflecting Tesco Bank costs, further investment spend and business growth and inflation, partially offset by c.£530m of cost efficiency savings
•Credit impairment charges were £1.7bn (Q324 YTD: £1.3bn) with a LLR of 53bps (Q324 YTD: 42bps)
•CET1 ratio of 14.1% (December 2024: 13.6%), with RWAs of £357.4bn (December 2024: £358.1bn), NAV per share of 451p (December 2024: 414p) and TNAV per share of 392p (December 2024: 357p)

Group financial guidance and targets2:
2025 guidance
•Returns: RoTE of greater than 11%3
•Capital returns: progressive increase in total capital returns versus 2024
•Income: Group NII excluding IB and Head Office of greater than £12.6bn, of which Barclays UK NII of greater than £7.6bn4
•Costs: Group cost: income ratio of c.61%. This includes total gross efficiency savings of c.£500m in 2025
•Impairment: expect an LLR of 50-60bps through the cycle
•Capital: CET1 ratio target range of 13-14%

2026 targets
•Returns: RoTE of greater than 12%3
•Capital returns: plan to return at least £10bn of capital to shareholders between 2024 and 2026, through dividends and share buybacks, with a continued preference for buybacks
–Plan to keep total dividend stable at 2023 level in absolute terms, with progressive dividend per share growth driven through share count reduction as a result of increased share buybacks
–Plan to move to quarterly share buyback announcements
–Dividends will continue to be paid semi-annually
–This multi-year plan is subject to supervisory and Board approvals, anticipated financial performance and our published CET1 ratio target range of 13-14%
•Income: Group total income of c.£30bn
•Costs: Group cost: income ratio of high 50s in percentage terms, implying Group total operating expenses of c.£17bn, based on targeted Group total income of c.£30bn. Cost target includes total gross efficiency savings of c.£2bn by 2026
•Impairment: expect an LLR of 50-60bps through the cycle
•Capital: CET1 ratio target range of 13-14%
–Targeting IB RWAs of c.50% of Group RWAs in 2026
–Impact of regulatory change on RWAs in line with our prior guidance of c.£19-26bn
–c.£3-10bn RWAs from Basel 3.1, with implementation expected from 1 January 2027
–c.£16bn RWAs from USCB moving to an Internal Ratings Based (IRB) model, subject to model build and portfolio changes, implementation could be beyond 2026
–0.1% increase in Pillar 2A from Q125 until model implementation

1Q324 YTD included a £220m loss on sale of the performing Italian retail mortgage portfolio and a £20m loss on disposal from the German consumer finance business.
2Our targets and guidance are based on management's current expectations as to the macroeconomic environment and the business and may be subject to change.
3Management does not assess forward-looking “return on equity” (target RoE) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS measures “return on tangible equity” (target RoTE) to equivalent IFRS measures is not available without unreasonable efforts.
4Management does not assess forward-looking “Group NII” (target) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS measure “Group NII excluding IB and Head Office” (target) to an equivalent IFRS measure is not available without unreasonable efforts.

Barclays PLC	5

Performance Highlights

Barclays Group results	Nine months ended			Three months ended
	30.09.25	30.09.24		30.09.25	30.09.24
	£m	£m	% Change	£m	£m	% Change
Barclays UK	6,446	5,659	14	2,253	1,946	16
Barclays UK Corporate Bank	1,525	1,322	15	522	445	17
Barclays Private Bank and Wealth Management	1,032	958	8	335	326	3
Barclays Investment Bank	10,263	9,198	12	3,083	2,851	8
Barclays US Consumer Bank	2,628	2,469	6	941	791	19
Head Office	169	218	(22)	33	188	(82)
Total income	22,063	19,824	11	7,167	6,547	9
Operating costs	(12,661)	(11,951)	(6)	(4,254)	(3,954)	(8)
UK regulatory levies	(84)	(93)	10	12	27	(56)
Litigation and conduct	(342)	(99)		(255)	(35)
Total operating expenses	(13,087)	(12,143)	(8)	(4,497)	(3,962)	(14)
Other net income	48	37	30	39	21	86
Profit before impairment	9,024	7,718	17	2,709	2,606	4
Credit impairment charges	(1,744)	(1,271)	(37)	(632)	(374)	(69)
Profit before tax	7,280	6,447	13	2,077	2,232	(7)
Tax charge	(1,538)	(1,304)	(18)	(365)	(412)	11
Profit after tax	5,742	5,143	12	1,712	1,820	(6)
Non-controlling interests	(23)	(29)	21	—	(3)
Other equity instrument holders	(739)	(763)	3	(255)	(253)	(1)
Attributable profit	4,980	4,351	14	1,457	1,564	(7)

Performance measures
Return on average shareholders' equity	10.7%	9.9%		9.2%	10.6%
Return on average tangible shareholders' equity	12.3%	11.5%		10.6%	12.3%
Average shareholders' equity (£bn)	62.3	58.3		63.3	59.1
Average tangible shareholders' equity (£bn)	54.0	50.4		55.1	51.0
Cost: income ratio	59%	61%		63%	61%
Loan loss rate (bps)	53	42		57	37
Basic earnings per ordinary share	35.1p	29.3p	20	10.4p	10.7p	(3)
Dividend per share	3.0p	2.9p	3
Share buybacks announced (£m)	1,500	750
Total payout equivalent per share	c.13.6p	c.8.0p	70
Basic weighted average number of shares (m)	14,189	14,863	(5)	14,045	14,648	(4)
Period end number of shares (m)	13,996	14,571	(4)

	As at 30.09.25	As at 31.12.24	As at 30.09.24
Balance sheet and capital management[1]	£bn	£bn	£bn
Loans and advances at amortised cost	426.5	414.5	399.2
Loans and advances at amortised cost impairment coverage ratio	1.2%	1.2%	1.3%
Total assets	1,629.2	1,518.2	1,531.1
Deposits at amortised cost	575.3	560.7	542.8
Net asset value per share	451p	414p	407p
Tangible net asset value per share	392p	357p	351p
Common equity tier 1 ratio	14.1%	13.6%	13.8%
Common equity tier 1 capital	50.3	48.6	47.0
Risk weighted assets	357.4	358.1	340.4
UK leverage ratio	4.9%	5.0%	4.9%
UK leverage exposure	1,285.3	1,206.5	1,197.4

Funding and liquidity
Group liquidity pool (£bn)	332.9	296.9	311.7
Liquidity coverage ratio[2]	174.6%	172.4%	170.1%
Net stable funding ratio[3]	135.3%	134.9%	135.6%
Loan: deposit ratio	74%	74%	74%
1Refer to pages 37 to 41 for further information on how capital, RWAs and leverage are calculated.
2Represents average of the last 12 spot month end ratios. In June 2025, Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the liquidity coverage ratio (LCR).
3Represents average of the last four spot quarter end positions.

Barclays PLC	6

Group Finance Director's Review
Q325 YTD Group performance
•Barclays delivered a profit before tax of £7,280m (Q324 YTD: £6,447m), RoE of 10.7% (Q324 YTD: 9.9%), RoTE of 12.3% (Q324 YTD: 11.5%) and EPS of 35.1p (Q324 YTD: 29.3p)
•The Group has a diverse income profile across businesses and geographies. The appreciation of average GBP against USD negatively impacted income and profits, and positively impacted credit impairment charges and total operating expenses
•Group statutory income increased 11% to £22,063m driven by higher income in Global Markets across FICC and Equities, higher structural hedge income and the impact from Tesco Bank
•Group total operating expenses increased to £13,087m (Q324 YTD: £12,143m)
–Group operating costs increased 6% to £12,661m, reflecting Tesco Bank costs, further investment spend and business growth and inflation, partially offset by c.£530m of cost efficiency savings
–Litigation and conduct charges of £342m included a £235m charge for motor finance redress in Q325
•Credit impairment charges increased to £1,744m (Q324 YTD: £1,271m), primarily driven by the impact from Tesco Bank, an IB single name charge, the day 1 impact from the acquisition of the GM portfolio, and elevated US macroeconomic uncertainty. Total coverage ratio remains stable at 1.2% (December 2024: 1.2%)
•The effective tax rate (ETR) was 21.1% (Q324 YTD: 20.2%)
•Attributable profit was £4,980m (Q324 YTD: £4,351m)
•Total assets increased to £1,629.2bn (December 2024: £1,518.2bn), driven by higher trading activity in IB and growth in the liquidity pool from increased wholesale funding and deposit growth across businesses. This was partially offset by a reduction in derivative assets and the strengthening of spot GBP against USD
•NAV per share increased to 451p (December 2024: 414p) and TNAV per share increased to 392p (December 2024: 357p) including EPS of 35.1p, an 11p benefit from the cash flow hedging reserve and a c.6p benefit from the reduction in share count following the completion of the share buyback announced at FY24 Results and the ongoing share buyback announced at H125 Results. These were partially offset by an 8p reduction from dividends paid during Q325 YTD and net negative other reserve movements

Group capital and leverage
•The CET1 ratio increased by c.50bps to 14.1% (December 2024: 13.6%) as CET1 capital increased by £1.7bn to £50.3bn and RWA decreased by £0.7bn to £357.4bn:
–c.140bps increase from attributable profit
–c.80bps decrease driven by shareholder distributions including the interim dividend payment of 3.0p per share paid in September 2025, the completed £1.0bn share buyback announced with FY24 and the ongoing £1.0bn share buyback announced with H125 results as well as an accrual towards the FY 2025 dividend
–c.20bps increase from other CET1 capital movements, including an increase in the fair value through other comprehensive income reserve
–c.20bps decrease as a result of a £5.6bn increase in RWAs, excluding the impact of foreign exchange movements, primarily driven by continuing lending growth in the UK businesses and client and trading activity within IB, partially offset by the disposal of the German consumer finance business
–A £1.1bn decrease in CET1 capital due to a decrease in the currency translation reserve was partially offset by a £6.3bn decrease in RWAs as a result of foreign exchange movements
•The UK leverage ratio decreased to 4.9% (December 2024: 5.0%), as the leverage exposure increased by £78.8bn to £1,285.3bn partially offset by an increase of £2.9bn in Tier 1 capital. The increase in leverage exposure was largely driven by an increase in trading activity in IB, partially offset by the strengthening of spot GBP against USD

Group funding and liquidity
•The liquidity metrics remain well above regulatory requirements, underpinned by well-diversified sources of funding, a stable global deposit franchise and a highly liquid balance sheet
•The liquidity pool was £332.9bn, an increase of £36.0bn from December 2024 (£296.9bn). The increase in the liquidity pool was primarily driven by increased wholesale funding and deposit growth across businesses
•The average1 LCR increased to 174.6% (December 2024: 172.4%), equivalent to a surplus of £132.5bn (December 2024: £127.5bn)
•Total deposits increased to £575.3bn (December 2024: £560.7bn), primarily driven by customer deposit growth in ICB and PBWM
•The average2 Net Stable Funding Ratio (NSFR) was 135.3% (December 2024: 134.9%), which represents a £160.1bn surplus (December 2024: £162.9bn) above the 100% regulatory requirement
1Represents average of the last 12 spot month end ratios. In June 2025, Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the liquidity coverage ratio.
2Represents average of the last four spot quarter end ratios.

Barclays PLC	7

Group Finance Director's Review
Group funding and liquidity (continued)
•Wholesale funding outstanding, excluding repurchase agreements, was £212.0bn (December 2024: £186.0bn)
•The Group issued £12.9bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) as of Q325. The Group has a strong MREL position with a ratio of 35.8%, which is in excess of the regulatory requirement of 30.5% plus a confidential, institution specific, Prudential Regulation Authority (PRA) buffer

Barclays PLC	8

Group Finance Director's Review
Other matters
•Motor finance: Following the publication of the UK Financial Conduct Authority’s (FCA) consultation paper CP25/27 on a proposed Motor Finance redress scheme on 7 October 2025, Barclays has reassessed its provision for this matter as of 30 September 2025.
Barclays and Clydesdale Financial Services Limited (CFSL) (a subsidiary of Barclays PLC) recognised a provision of £90m in their respective annual reports and accounts for the year ending 31 December 2024. This provision (which was reassessed as at 30 June 2025) was determined based upon the information then available and estimated the potential impact of remediating any complaints CFSL has received and might receive relating to motor finance commission arrangements.
Taking account of the proposals set out in the consultation paper, Barclays has increased the provision recognised by Barclays and CFSL from £90m to £325m (Dec 2024: £90m) resulting in an income statement charge in Q325 of £235m (Q324: £nil).
Barclays has considered the information currently available and currently considers it more likely than not that a redress scheme will be implemented. Barclays has used multiple separate scenarios to estimate the amount of the provision given that the proposed terms of the FCA redress scheme are subject to consultation. The scenarios used incorporate differing evaluations of the FCA’s current proposals and have been probability-weighted to estimate the potential redress cost and provision required.
The resulting charge reflects the increased likelihood of a higher number of motor finance cases falling within the scope of the scheme contemplated by the consultation paper (which covers all discretionary commission arrangements), the FCA’s proposed approach to customer engagement, and the likelihood of a higher than anticipated level of customer redress reflecting the FCA's proposed methodology for the calculation of redress. Barclays ceased lending in the motor finance market in late 2019, and the above estimates follow the FCA proposal that historical operations from April 2007 fall within the scope of the FCA redress scheme.
Barclays notes that the final terms of the compensation scheme remain uncertain pending responses to the consultation paper and publication of the FCA’s Policy Statement and final scheme rules, which is currently expected in early 2026. Accordingly, the legal and regulatory outcomes and the nature, extent and timing of any remediation action, if required, remain uncertain. The ultimate financial impact could differ to the amount provided, which represents Barclays’ reasonable estimate of the cost of redress based on the information available to Barclays, including the proposals as set out in the FCA's consultation paper, and applying a probability-weighted outcome that considers a range of scenarios
•FCA investigations concerning financial crime systems and controls and compliance with the Money Laundering Regulations: In July 2025, the FCA concluded civil enforcement investigations into Barclays Bank PLC and Barclays Bank UK PLC regarding compliance with anti-money laundering regulations and financial crime controls. Barclays Bank PLC paid £39m to resolve its investigation, and Barclays Bank UK PLC settled a separate matter for £9m (including a £6m voluntary payment to investors). These amounts were fully provided for in Barclays H125 interim Results. The FCA acknowledged Barclays’ cooperation in both cases, which are now closed
•Disposal of German consumer finance business: In Q125, Barclays Bank Ireland PLC announced the completion of the sale of its German consumer finance business to BAWAG P.S.K., a wholly owned subsidiary of BAWAG Group AG. The sale released c.£3.3bn of RWAs, increasing Barclays’ CET1 ratio by c.10bps in Q125
•Long-term strategic partnership for Payment Acceptance business: On 17 April 2025, Barclays announced it had entered into a long-term strategic partnership with Brookfield Asset Management Ltd to grow and transform Barclays' Payment Acceptance business, previously referred to as the Merchant Acquiring business
•GM portfolio acquisition: On 22 August 2025 Barclays completed the acquisition of a US credit card portfolio of $1.6bn receivables, in partnership with General Motors Company. The partnership will serve to further scale Barclays’ credit card portfolio in the US and build on its growth strategy
•Disposal of Barclays' entire shareholding in Entercard Group AB (Entercard): On 28 August 2025, Barclays announced the sale of its entire shareholding in its joint venture Entercard to its joint venture partner, Swedbank AB (publ). The sale is expected to release c.£0.9bn of RWAs, increasing Barclays’ CET1 ratio by c.4bps, upon completion in Q425

Anna Cross, Group Finance Director

Barclays PLC	9

Results by Business

Barclays UK	Nine months ended			Three months ended
	30.09.25	30.09.24		30.09.25	30.09.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	5,638	4,812	17	1,961	1,666	18
Net fee, commission and other income	808	847	(5)	292	280	4
Total income	6,446	5,659	14	2,253	1,946	16
Operating costs	(3,472)	(3,065)	(13)	(1,189)	(1,017)	(17)
UK regulatory levies	(44)	(42)	(5)	(1)	12
Litigation and conduct	(37)	(7)		(8)	(1)
Total operating expenses	(3,553)	(3,114)	(14)	(1,198)	(1,006)	(19)
Other net income	—	—		—	—	#DIV/0!
Profit before impairment	2,893	2,545	14	1,055	940	12
Credit impairment charges	(339)	(82)		(102)	(16)
Profit before tax	2,554	2,463	4	953	924	3
Attributable profit	1,737	1,684	3	647	621	4

Performance measures
Return on average allocated equity	14.7%	15.6%		16.3%	17.1%
Return on average allocated tangible equity	19.6%	21.4%		21.8%	23.4%
Average allocated equity (£bn)	15.8	14.4		15.9	14.5
Average allocated tangible equity (£bn)	11.8	10.5		11.9	10.6
Cost: income ratio	55%	55%		53%	52%
Loan loss rate (bps)	20	5		18	3
Net interest margin	3.59%	3.21%		3.68%	3.34%

	As at 30.09.25	As at 31.12.24	As at 30.09.24
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	213.4	207.7	199.3
Total assets	300.2	299.8	292.2
Customer deposits at amortised cost	241.5	244.2	236.3
Loan: deposit ratio	95%	92%	92%
Risk weighted assets	86.7	84.5	77.5

Barclays PLC	10

Results by Business

Analysis of Barclays UK	Nine months ended			Three months ended
	30.09.25	30.09.24		30.09.25	30.09.24
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Retail Banking[1]	4,880	4,192	16	1,708	1,433	19
Business Banking	1,566	1,467	7	545	513	6
Total income	6,446	5,659	14	2,253	1,946	16

Analysis of credit impairment charges
Retail Banking[1]	(302)	(115)		(98)	(12)
Business Banking	(37)	33		(4)	(4)	—
Total credit impairment charges	(339)	(82)		(102)	(16)

	As at 30.09.25	As at 31.12.24	As at 30.09.24
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Retail Banking[1]	195.2	188.0	178.7
Business Banking	18.2	19.7	20.6
Total loans and advances to customers at amortised cost	213.4	207.7	199.3

Analysis of customer deposits at amortised cost
Retail Banking[1]	189.3	191.4	182.9
Business Banking	52.2	52.8	53.4
Total customer deposits at amortised cost	241.5	244.2	236.3

Barclays UK delivered a RoE of 14.7% (Q324 YTD: 15.6%) and a RoTE of 19.6% (Q324 YTD: 21.4%) supported by robust income, disciplined cost management as Tesco Bank is integrated, and normalising levels of impairment underpinned by strong asset quality.
Income statement - Q325 YTD compared to Q324 YTD
•Profit before tax increased 4% to £2,554m
•Total income increased 14% to £6,446m. NII increased 17% to £5,638m, as continued structural hedge momentum and the impact from Tesco Bank was partially offset by retail deposit dynamics. Net fee, commission and other income decreased 5% to £808m
•Total operating expenses increased 14% to £3,553m, driven by Tesco Bank run and integration costs, and inflation. Ongoing efficiency savings continue to be reinvested, to drive sustainable improvement to the cost: income ratio
•Credit impairment charges were £339m (Q324 YTD: £82m), underpinned by low UK cards 30 and 90 day arrears rates of 0.7% (Q324: 0.7%) and 0.2% (Q324: 0.2%) respectively. Total charges are higher than those in Q324 YTD, which benefitted from an improved macroeconomic outlook; and Q325 YTD charges also reflect the impact from Tesco Bank. The UK cards total coverage ratio remains stable at 4.8% (December 2024: 4.8%)
Balance sheet - 30 September 2025 compared to 31 December 2024
•Loans and advances to customers at amortised cost increased by £5.7bn to £213.4bn, primarily driven by growth in Retail Banking mortgages and cards lending, partially offset by continued repayment of government scheme lending in Business Banking
•Customer deposits at amortised cost decreased by £2.7bn to £241.5bn, driven by a reduction in Retail Banking deposits and Business Banking current accounts. The loan: deposit ratio remained broadly stable at 95% (December 2024: 92%)
•RWAs increased to £86.7bn (December 2024: £84.5bn) primarily due to Retail Banking mortgages and cards lending growth

1Following the completion of the acquisition on 1 November 2024, Tesco Bank is reported in Retail Banking.

Barclays PLC	11

Results by Business

Barclays UK Corporate Bank	Nine months ended			Three months ended
	30.09.25	30.09.24		30.09.25	30.09.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,084	882	23	383	309	24
Net fee, commission and other income	441	440	—	139	136	2
Total income	1,525	1,322	15	522	445	17
Operating costs	(717)	(685)	(5)	(243)	(229)	(6)
UK regulatory levies	(15)	(23)	35	9	7	29
Litigation and conduct	(39)	—		—	—
Total operating expenses	(771)	(708)	(9)	(234)	(222)	(5)
Other net income	—	—		—	—	#DIV/0!
Profit before impairment	754	614	23	288	223	29
Credit impairment charges	(36)	(36)	—	(5)	(13)	62
Profit before tax	718	578	24	283	210	35
Attributable profit	480	392	22	196	144	36

Performance measures
Return on average allocated equity	18.8%	17.3%		22.8%	18.8%
Return on average allocated tangible equity	18.8%	17.3%		22.8%	18.8%
Average allocated equity (£bn)	3.4	3.0		3.4	3.1
Average allocated tangible equity (£bn)	3.4	3.0		3.4	3.1
Cost: income ratio	51%	54%		45%	50%
Loan loss rate (bps)	16	19		7	21

	As at 30.09.25	As at 31.12.24	As at 30.09.24
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	29.0	25.4	24.8
Deposits at amortised cost	86.7	83.1	82.3
Risk weighted assets	25.2	23.9	22.1

	Nine months ended			Three months ended
	30.09.25	30.09.24		30.09.25	30.09.24
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Corporate lending	260	196	33	90	67	34
Transaction banking	1,265	1,126	12	432	378	14
Total income	1,525	1,322	15	522	445	17
UKCB delivered a RoE of 18.8% (Q324 YTD: 17.3%) and a RoTE of 18.8% (Q324 YTD: 17.3%), as increased income from higher average deposit and lending balances was partially offset by continued investment and higher RWAs to support future growth ambitions.
Income statement - Q325 YTD compared to Q324 YTD
•Profit before tax increased 24% to £718m
•Total income increased 15% to £1,525m, NII increased 23% to £1,084m, driven by higher average deposit and lending balances, and higher structural hedge income. Net fee, commission, trading and other income was stable at £441m
•Total operating expenses increased 9% to £771m, including a litigation and conduct charge of £39m in Q225. Operating costs increased 5% to £717m, reflecting higher investment spend to support business growth ambitions, with ongoing efficiency savings offsetting inflationary headwinds
•Credit impairment charges were £36m (Q324 YTD: £36m), reflecting stable underlying credit performance and limited single name charges
Balance sheet - 30 September 2025 compared to 31 December 2024
•Loans and advances to customers at amortised cost increased to £29.0bn (December 2024: £25.4bn), reflecting the strategic focus to grow customer lending
•Deposits at amortised cost increased to £86.7bn (December 2024: £83.1bn), driven by an inflow of balances from new and existing customers
•RWAs increased to £25.2bn (December 2024: £23.9bn), reflecting higher client lending limits and growth in lending balances

Barclays PLC	12

Results by Business

Barclays Private Bank and Wealth Management	Nine months ended			Three months ended
	30.09.25	30.09.24		30.09.25	30.09.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	597	551	8	190	189	1
Net fee, commission and other income	435	407	7	145	137	6
Total income	1,032	958	8	335	326	3
Operating costs	(715)	(656)	(9)	(243)	(222)	(9)
UK regulatory levies	(3)	(2)	(50)	(1)	1
Litigation and conduct	1	1	—	1	—	#DIV/0!
Total operating expenses	(717)	(657)	(9)	(243)	(221)	(10)
Other net income	—	—	#DIV/0!	—	—	#DIV/0!
Profit before impairment	315	301	5	92	105	(12)
Credit impairment releases/(charges)	10	(4)		(1)	(7)	86
Profit before tax	325	297	9	91	98	(7)
Attributable profit	256	225	14	72	74	(3)

Performance measures
Return on average allocated equity	28.5%	27.0%		24.3%	26.5%
Return on average allocated tangible equity	30.9%	29.5%		26.4%	29.0%
Average allocated equity (£bn)	1.2	1.1		1.2	1.1
Average allocated tangible equity (£bn)	1.1	1.0		1.1	1.0
Cost: income ratio	69%	69%		73%	68%
Loan loss rate (bps)	(9)	4		3	19

Key facts	£bn	£bn		£bn	£bn
Net new assets under management[1]	2.6	3.0		0.7	1.3

	As at 30.09.25	As at 31.12.24	As at 30.09.24
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.9	14.5	14.0
Deposits at amortised cost	70.6	69.5	64.8
Risk weighted assets	7.9	7.9	7.3

Invested assets[2]	135.7	124.6	122.4
Of which:
Assets under management[1]	51.3	47.7	45.8
Assets under supervision[1]	84.4	76.9	76.6
Clients assets and liabilities[3]	221.5	208.9	201.5
PBWM delivered a RoE of 28.5% (Q324 YTD: 27.0%) and a RoTE of 30.9% (Q324 YTD: 29.5%), as higher income from net new inflow of client balances was partially offset by continued investment to support future growth ambitions.
Income statement - Q325 YTD compared to Q324 YTD
•Profit before tax increased 9% to £325m
•Total income increased 8% to £1,032m, driven by growth in deposit, invested assets and loan balances from net new inflows and market movements
•Total operating expenses increased 9% to £717m, reflecting higher investment spend to support business growth ambitions, with ongoing efficiency savings offsetting inflationary headwinds
Balance sheet - 30 September 2025 compared to 31 December 2024
•Client assets and liabilities increased £12.6bn to £221.5bn, driven by net new inflows of invested assets, deposits and loan balances and market movements, partially offset by FX impact
•RWAs were stable at £7.9bn (December 2024: £7.9bn)

1Refer to pages 53 and 65 for further information on net new assets under management, assets under management and assets under supervision.
2Invested assets (held off-balance sheet) represent assets under management and supervision. Uninvested cash held under an investment mandate and reported within customer deposits is excluded from invested assets.
3Client assets and liabilities refers to customer deposits, lending and invested assets.

Barclays PLC	13

Results by Business

Barclays Investment Bank	Nine months ended			Three months ended
	30.09.25	30.09.24		30.09.25	30.09.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	978	747	31	347	282	23
Net trading income	5,903	4,979	19	1,581	1,512	5
Net fee, commission and other income	3,382	3,472	(3)	1,155	1,057	9
Total income	10,263	9,198	12	3,083	2,851	8
Operating costs	(6,003)	(5,763)	(4)	(2,010)	(1,906)	(5)
UK regulatory levies	(22)	(26)	15	5	7	(29)
Litigation and conduct	(20)	(29)	31	(9)	(17)	47
Total operating expenses	(6,045)	(5,818)	(4)	(2,014)	(1,916)	(5)
Other net income	—	—	#DIV/0!	—	—	#DIV/0!
Profit before impairment	4,218	3,380	25	1,069	935	14
Credit impairment charges	(283)	(77)		(144)	(43)
Profit before tax	3,935	3,303	19	925	892	4
Attributable profit	2,798	2,266	23	723	652	11

Performance measures
Return on average allocated equity	12.9%	10.1%		10.1%	8.8%
Return on average allocated tangible equity	12.9%	10.1%		10.1%	8.8%
Average allocated equity (£bn)	29.0	29.8		28.6	29.5
Average allocated tangible equity (£bn)	29.0	29.8		28.6	29.5
Cost: income ratio	59%	63%		65%	67%
Loan loss rate (bps)	29	9		44	15

	As at 30.09.25	As at 31.12.24	As at 30.09.24
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	68.6	69.7	64.5
Loans and advances to banks at amortised cost	7.5	6.8	6.7
Debt securities at amortised cost	53.0	47.9	44.8
Loans and advances at amortised cost	129.1	124.4	116.0
Trading portfolio assets	191.3	166.1	185.8
Derivative financial instrument assets	263.8	291.6	256.7
Financial assets at fair value through the income statement	222.8	190.4	210.8
Cash collateral and settlement balances	152.1	111.1	134.7

Deposits at amortised cost	152.8	140.5	139.8
Derivative financial instrument liabilities	252.0	279.0	249.4

Risk weighted assets	199.1	198.8	194.2

	Nine months ended			Three months ended
	30.09.25	30.09.24		30.09.25	30.09.24
Analysis of total income	£m	£m	% Change	£m	£m	% Change
FICC	4,405	3,733	18	1,256	1,180	6
Equities	2,522	2,271	11	689	692	—
Global Markets	6,927	6,004	15	1,945	1,872	4
Advisory	462	472	(2)	196	186	5
Equity capital markets	222	253	(12)	71	64	11
Debt capital markets	1,174	1,165	1	379	344	10
Banking fees and underwriting	1,858	1,890	(2)	646	594	9
Corporate lending	220	108		68	(21)
Transaction banking	1,258	1,196	5	424	406	4
International Corporate Bank	1,478	1,304	13	492	385	28
Investment Banking	3,336	3,194	4	1,138	979	16
Total income	10,263	9,198	12	3,083	2,851	8

Barclays PLC	14

Results by Business
IB delivered a RoE of 12.9% (Q324 YTD: 10.1%) and a RoTE of 12.9% (Q324 YTD: 10.1%), driven by structurally higher returns, reflecting more stable income streams and deepened client relationships, supporting income in a range of environments. Income growth whilst maintaining cost and capital discipline, drove positive operating jaws and improved RWA productivity.

Income statement - Q325 YTD compared to Q324 YTD
•Profit before tax increased to £3,935m (Q324 YTD: £3,303m)
•IB has a diverse income profile across businesses and geographies. The 2% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses
•Total income increased 12% to £10,263m, including adverse average FX impacts
–Global Markets income increased 15% to £6,927m across FICC and Equities
–FICC income increased 18% to £4,405m, reflecting continued support provided to clients through a range of environments, including a strong performance in Macro, Securitised products and Credit, and sustained strength in Financing
–Equities income increased 11% to £2,522m, (up 18% excluding the prior year £125m fair value gain on Visa B shares in Q124), reflecting growth in Prime due to increased client balances and Cash from strong client activity across products
–Investment Banking income increased 4% to £3,336m
–Banking fees and underwriting income decreased 2% to £1,858m, primarily driven by a 12% decline in Equity Capital Markets fees due to a strong prior year comparator, which included a large UK rights issue in Q224, partially offset by Debt Capital Markets fees
–International Corporate Bank income increased 13% to £1,478m. Corporate lending income increased to £220m due to net gains on fair value lending and cost of hedging (c.£150m)1. Transaction banking income increased 5% to £1,258m, as higher income from growth in deposit balances was partially offset by margin compression due to change in deposits product mix
•Total operating expenses increased 4% to £6,045m, driven by inflationary headwinds, higher performance costs, and expenses associated with supporting the business strategy, partially offset by efficiency savings and FX
•Credit impairment charges were £283m (Q324 YTD: £77m), primarily driven by a single name charge of c.£110m and elevated US macroeconomic uncertainty

Balance sheet - 30 September 2025 compared to 31 December 2024
•Loans and advances at amortised costs increased £4.7bn to £129.1bn (December 2024: £124.4bn), driven by increased investment in debt securities in treasury, partially offset by the strengthening of spot GBP against USD
•Trading portfolio assets increased £25.2bn to £191.3bn (December 2024: £166.1bn), driven by increased trading activity in debt securities to facilitate client demand in Global Markets, partially offset by the strengthening of spot GBP against USD
•Financial assets at fair value through the income statement increased £32.4bn to £222.8bn (December 2024: £190.4bn), driven by increased secured lending in Global Markets and treasury, partially offset by the strengthening of spot GBP against USD
•Derivative assets decreased £27.8bn to £263.8bn (December 2024: £291.6bn) and liabilities decreased £27.0bn to £252.0bn (December 2024: £279.0bn), primarily driven by a reduction in mark-to-market on FX derivatives and strengthening of spot GBP against USD, partially offset by an increase in equity derivatives
•Deposits at amortised cost increased £12.3bn to £152.8bn (December 2024: £140.5bn), driven by growth in deposits across International Corporate Bank and treasury, partially offset by the strengthening of spot GBP against USD
•RWAs were broadly stable at £199.1bn (December 2024: £198.8bn) mainly driven by client and trading activity as we continued to support clients through a range of environments, offset by the strengthening of spot GBP against USD

1Q325 YTD included c.£65m of fair value gains on lending and cost of hedging. Q324 YTD included c.£85m of fair value losses on leverage finance lending.

Barclays PLC	15

Results by Business

Barclays US Consumer Bank	Nine months ended			Three months ended
	30.09.25	30.09.24		30.09.25	30.09.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	2,044	1,981	3	726	647	12
Net fee, commission and other income	584	488	20	215	144	49
Total income	2,628	2,469	6	941	791	19
Operating costs	(1,210)	(1,179)	(3)	(407)	(384)	(6)
UK regulatory levies	—	—	#DIV/0!	—	—	#DIV/0!
Litigation and conduct	(3)	(14)	79	—	(9)
Total operating expenses	(1,213)	(1,193)	(2)	(407)	(393)	(4)
Other net income	—	—	#DIV/0!	—	—	#DIV/0!
Profit before impairment	1,415	1,276	11	534	398	34
Credit impairment charges	(1,090)	(995)	(10)	(379)	(276)	(37)
Profit before tax	325	281	16	155	122	27
Attributable profit	246	208	18	118	89	33

Performance measures
Return on average allocated equity	8.1%	7.5%		11.7%	9.3%
Return on average allocated tangible equity	9.4%	8.4%		13.5%	10.9%
Average allocated equity (£bn)	4.1	3.7		4.0	3.8
Average allocated tangible equity (£bn)	3.5	3.3		3.5	3.3
Cost: income ratio	46%	48%		43%	50%
Loan loss rate (bps)	489	497		505	411
Net interest margin	10.96%	10.64%		11.50%	10.38%

	As at 30.09.25	As at 31.12.24	As at 30.09.24
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	20.0	20.0	23.2
Deposits at amortised cost	23.7	23.3	19.4
Risk weighted assets	25.8	26.8	23.2

Barclays PLC	16

Results by Business
USCB delivered a RoE of 8.1% (Q324 YTD: 7.5%) and a RoTE of 9.4% (Q324 YTD: 8.4%), reflecting continued operational progress as increased income from business growth and broadly stable delinquencies were partially offset by the day 1 impairment charge relating to the acquisition of the GM portfolio in August 2025 and higher costs, including partner related expenses.
Income statement - Q325 YTD compared to Q324 YTD
•Profit before tax increased to £325m (Q324 YTD: £281m)
•The 2% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses
•Total income increased 6% to £2,628m, driven by organic business growth, the acquisition of the GM portfolio and increased purchase activity. NII increased 3% to £2,044m with a net interest margin (NIM) of 10.96% (Q324 YTD: 10.64%), including business growth and repricing initiatives. Net fee, commission and other income increased 20% to £584m driven by purchases and fee growth
•Total operating expenses increased 2% to £1,213m, driven by partner-related expenses and supporting business growth, with ongoing efficiency savings offsetting inflationary headwinds
•Credit impairment charges were £1,090m (Q324 YTD: £995m), driven by the £65m day 1 impact from the acquisition of the GM portfolio and elevated US macroeconomic uncertainty. US cards 30 and 90 day arrears rates were 2.9%1 (Q324: 3.0%) and 1.5%1 (Q324: 1.6%) respectively. The USCB total coverage ratio decreased to 11.1% (December 2024: 11.4%) due to the acquisition of the GM portfolio

Balance sheet - 30 September 2025 compared to 31 December 2024
•Loans and advances to customers at amortised cost were stable at £20.0bn (December 2024: £20.0bn), reflecting the strengthening of spot GBP against USD, offset by the acquisition of the GM portfolio
•Deposits at amortised cost increased to £23.7bn (December 2024: £23.3bn), with growth in retail savings which is in line with USCB's ambition to grow core deposits, partially offset by the strengthening of spot GBP against USD
•RWAs decreased to £25.8bn (December 2024: £26.8bn), reflecting the strengthening of GBP against USD, partially offset by the acquisition of the GM portfolio

1Including a co-branded cards portfolio classified as assets held for sale.

Barclays PLC	17

Results by Business

Head Office	Nine months ended			Three months ended
	30.09.25	30.09.24		30.09.25	30.09.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	426	463	(8)	138	215	(36)
Net fee, commission and other income	(257)	(245)	(5)	(105)	(27)
Total income	169	218	(22)	33	188	(82)
Operating costs	(544)	(603)	10	(162)	(197)	18
UK regulatory levies	—	—		—	—	#DIV/0!
Litigation and conduct	(244)	(50)		(239)	(7)
Total operating expenses	(788)	(653)	(21)	(401)	(204)	(97)
Other net income	48	37	30	39	21	86
Loss before impairment	(571)	(398)	(43)	(329)	5
Credit impairment charges	(6)	(77)	92	(1)	(19)	95
Loss before tax	(577)	(475)	(21)	(330)	(14)
Attributable loss	(537)	(424)	(27)	(299)	(16)

Performance measures
Average allocated equity (£bn)	8.8	6.3		10.2	7.1
Average allocated tangible equity (£bn)	5.3	2.8		6.6	3.5

	As at 30.09.25	As at 31.12.24	As at 30.09.24
Balance sheet information	£bn	£bn	£bn
Risk weighted assets	12.7	16.2	16.1
Income statement - Q325 YTD compared to Q324 YTD
•Loss before tax was £577m (Q324 YTD: £475m)
•Total income decreased to £169m (Q324 YTD: £218m), primarily from the impact of the disposal of the German consumer finance business in Q125 and a fair value write-down of a legacy portfolio, partially offset by the non-recurrence of the prior year loss on sale of the performing Italian retail mortgage portfolio
•Total operating expenses increased to £788m (Q324 YTD: £653m), primarily driven by higher litigation and conduct charges including the £235m charge for motor finance redress and the c.£50m expense for the employee share grant announced at FY24 Results, partially offset by the impact of the disposal of the German consumer finance business
•Credit impairment charges decreased to £6m (Q324 YTD: £77m), driven by the disposal of the German consumer finance business, and the disposal of the Italian mortgage portfolios in FY24

Balance sheet - 30 September 2025 compared to 31 December 2024
•RWAs decreased to £12.7bn (December 2024: £16.2bn), primarily driven by the disposal of the German consumer finance business

Barclays PLC	18

Quarterly Results Summary

Barclays Group
	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,745	3,505	3,517	3,500	3,308	3,056	3,072	3,139
Net fee, commission and other income	3,422	3,682	4,192	3,464	3,239	3,268	3,881	2,459
Total income	7,167	7,187	7,709	6,964	6,547	6,324	6,953	5,598
Operating costs	(4,254)	(4,149)	(4,258)	(4,244)	(3,954)	(3,999)	(3,998)	(4,735)
UK regulatory levies	12	—	(96)	(227)	27	—	(120)	(180)
Litigation and conduct	(255)	(76)	(11)	(121)	(35)	(7)	(57)	(5)
Total operating expenses	(4,497)	(4,225)	(4,365)	(4,592)	(3,962)	(4,006)	(4,175)	(4,920)
Other net income/(expenses)	39	(9)	18	—	21	4	12	(16)
Profit before impairment	2,709	2,953	3,362	2,372	2,606	2,322	2,790	662
Credit impairment charges	(632)	(469)	(643)	(711)	(374)	(384)	(513)	(552)
Profit before tax	2,077	2,484	2,719	1,661	2,232	1,938	2,277	110
Tax (charges)/credit	(365)	(552)	(621)	(448)	(412)	(427)	(465)	23
Profit after tax	1,712	1,932	2,098	1,213	1,820	1,511	1,812	133
Non-controlling interests	—	(21)	(2)	(20)	(3)	(23)	(3)	(25)
Other equity instrument holders	(255)	(252)	(232)	(228)	(253)	(251)	(259)	(219)
Attributable profit/(loss)	1,457	1,659	1,864	965	1,564	1,237	1,550	(111)

Performance measures
Return on average shareholders' equity	9.2%	10.7%	12.1%	6.5%	10.6%	8.6%	10.6%	(0.8)%
Return on average tangible shareholders' equity	10.6%	12.3%	14.0%	7.5%	12.3%	9.9%	12.3%	(0.9)%
Average shareholders' equity (£bn)	63.3	62.1	61.4	59.7	59.1	57.7	58.3	57.1
Average tangible shareholders' equity (£bn)	55.1	53.9	53.1	51.5	51.0	49.8	50.5	48.9
Cost: income ratio	63%	59%	57%	66%	61%	63%	60%	88%
Loan loss rate (bps)	57	44	61	66	37	38	51	54
Basic earnings per ordinary share	10.4p	11.7p	13.0p	6.7p	10.7p	8.3p	10.3p	(0.7)p
Basic weighted average number of shares (m)	14,045	14,211	14,314	14,432	14,648	14,915	14,983	15,092
Period end number of shares (m)	13,996	14,180	14,336	14,420	14,571	14,826	15,091	15,155

Balance sheet and capital management[1]	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	346.4	339.2	338.6	337.9	326.5	329.8	332.1	333.3
Loans and advances to banks at amortised cost	9.4	8.7	9.4	8.3	8.1	8.0	8.5	9.5
Debt securities at amortised cost	70.7	69.9	71.4	68.2	64.6	61.7	57.4	56.7
Loans and advances at amortised cost	426.5	417.8	419.4	414.5	399.2	399.5	397.9	399.5
Loans and advances at amortised cost impairment coverage ratio	1.2%	1.2%	1.2%	1.2%	1.3%	1.4%	1.4%	1.4%
Total assets	1,629.2	1,598.7	1,593.5	1,518.2	1,531.1	1,576.6	1,577.1	1,477.5
Deposits at amortised cost	575.3	564.5	574.3	560.7	542.8	557.5	552.3	538.8
Net asset value per share	451p	442p	430p	414p	407p	393p	387p	382p
Tangible net asset value per share	392p	384p	372p	357p	351p	340p	335p	331p
Common equity tier 1 ratio	14.1%	14.0%	13.9%	13.6%	13.8%	13.6%	13.5%	13.8%
Common equity tier 1 capital	50.3	49.5	48.8	48.6	47.0	47.7	47.1	47.3
Risk weighted assets	357.4	353.0	351.3	358.1	340.4	351.4	349.6	342.7
UK leverage ratio	4.9%	5.0%	5.0%	5.0%	4.9%	5.0%	4.9%	5.2%
UK leverage exposure	1,285.3	1,259.8	1,252.8	1,206.5	1,197.4	1,222.7	1,226.5	1,168.3

Funding and liquidity
Group liquidity pool (£bn)	332.9	333.7	336.3	296.9	311.7	328.7	323.5	298.1
Liquidity coverage ratio	174.6%	177.7%	175.3%	172.4%	170.1%	167.0%	163.2%	161.4%
Net stable funding ratio	135.3%	135.6%	136.2%	134.9%	135.6%	136.4%	135.7%	138.0%
Loan: deposit ratio	74%	74%	73%	74%	74%	72%	72%	74%
1Refer to pages 37 to 41 for further information on how capital, RWAs and leverage are calculated.

Barclays PLC	19

Quarterly Results by Business

Barclays UK
	Q325	Q225	Q125	Q424[1]	Q324	Q224	Q124	Q423
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,961	1,855	1,822	1,815	1,666	1,597	1,549	1,575
Net fee, commission and other income	292	264	252	800	280	290	277	217
Total income	2,253	2,119	2,074	2,615	1,946	1,887	1,826	1,792
Operating costs	(1,189)	(1,168)	(1,115)	(1,170)	(1,017)	(1,041)	(1,007)	(1,153)
UK regulatory levies	(1)	—	(43)	(36)	12	—	(54)	(30)
Litigation and conduct	(8)	(27)	(2)	(9)	(1)	(4)	(2)	(4)
Total operating expenses	(1,198)	(1,195)	(1,160)	(1,215)	(1,006)	(1,045)	(1,063)	(1,187)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	1,055	924	914	1,400	940	842	763	605
Credit impairment charges	(102)	(79)	(158)	(283)	(16)	(8)	(58)	(37)
Profit before tax	953	845	756	1,117	924	834	705	568
Attributable profit	647	580	510	781	621	584	479	382

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	213.4	211.2	209.6	207.7	199.3	198.7	200.8	202.8
Customer deposits at amortised cost	241.5	241.3	243.1	244.2	236.3	236.8	237.2	241.1
Loan: deposit ratio	95%	94%	93%	92%	92%	91%	92%	92%
Risk weighted assets	86.7	86.1	85.0	84.5	77.5	76.5	76.5	73.5

Performance measures
Return on average allocated equity	16.3%	14.8%	13.0%	20.7%	17.1%	16.2%	13.4%	10.8%
Return on average allocated tangible equity	21.8%	19.7%	17.4%	28.0%	23.4%	22.3%	18.5%	14.9%
Average allocated equity (£bn)	15.9	15.8	15.7	15.1	14.5	14.4	14.3	14.1
Average allocated tangible equity (£bn)	11.9	11.8	11.7	11.2	10.6	10.5	10.4	10.2
Cost: income ratio	53%	56%	56%	46%	52%	55%	58%	66%
Loan loss rate (bps)	18	14	28	49	3	1	11	7
Net interest margin	3.68%	3.55%	3.55%	3.53%	3.34%	3.22%	3.09%	3.07%

1Q424 includes the day 1 impacts from the acquisition of Tesco Bank: total Income includes a £556m gain, and credit impairment charges includes a £209m charge.

Barclays PLC	20

Quarterly Results by Business

Analysis of Barclays UK	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Retail Banking[1]	1,708	1,599	1,573	2,078	1,433	1,402	1,357	1,309
Business Banking	545	520	501	537	513	485	469	483
Total income	2,253	2,119	2,074	2,615	1,946	1,887	1,826	1,792

Analysis of credit impairment (charges)/releases
Retail Banking[1]	(98)	(59)	(145)	(279)	(12)	(51)	(52)	(38)
Business Banking	(4)	(20)	(13)	(4)	(4)	43	(6)	1
Total credit impairment charges	(102)	(79)	(158)	(283)	(16)	(8)	(58)	(37)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Retail Banking[1]	195.2	192.4	190.4	188.0	178.7	177.5	178.8	179.8
Business Banking	18.2	18.8	19.2	19.7	20.6	21.2	22.0	23.0
Total loans and advances to customers at amortised cost	213.4	211.2	209.6	207.7	199.3	198.7	200.8	202.8

Analysis of customer deposits at amortised cost
Retail Banking[1]	189.3	189.3	190.8	191.4	182.9	183.3	183.4	185.4
Business Banking	52.2	52.0	52.3	52.8	53.4	53.5	53.8	55.7
Total customer deposits at amortised cost	241.5	241.3	243.1	244.2	236.3	236.8	237.2	241.1

1 Following the completion of the acquisition on 1 November 2024, Tesco Bank is reported in Retail Banking.

Barclays PLC	21

Quarterly Results by Business

Barclays UK Corporate Bank
	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	383	359	342	324	309	296	277	247
Net fee, commission, trading and other income	139	160	142	134	136	147	157	148
Total income	522	519	484	458	445	443	434	395
Operating costs	(243)	(240)	(234)	(250)	(229)	(235)	(221)	(258)
UK regulatory levies	9	—	(24)	(14)	7	—	(30)	(8)
Litigation and conduct	—	(39)	—	(1)	—	—	—	(1)
Total operating expenses	(234)	(279)	(258)	(265)	(222)	(235)	(251)	(267)
Other net expenses	—	—	—	—	—	—	—	(5)
Profit before impairment	288	240	226	193	223	208	183	123
Credit impairment charges	(5)	(12)	(19)	(40)	(13)	(8)	(15)	(18)
Profit before tax	283	228	207	153	210	200	168	105
Attributable profit	196	142	142	98	144	135	113	59

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	29.0	27.9	26.7	25.4	24.8	25.7	25.7	26.4
Deposits at amortised cost	86.7	85.3	85.3	83.1	82.3	84.9	81.7	84.9
Risk weighted assets	25.2	25.3	24.2	23.9	22.1	21.9	21.4	20.9

Performance measures
Return on average allocated equity	22.8%	16.6%	17.1%	12.3%	18.8%	18.0%	15.2%	8.4%
Return on average allocated tangible equity	22.8%	16.6%	17.1%	12.3%	18.8%	18.0%	15.2%	8.4%
Average allocated equity (£bn)	3.4	3.4	3.3	3.2	3.1	3.0	3.0	2.8
Average allocated tangible equity (£bn)	3.4	3.4	3.3	3.2	3.1	3.0	3.0	2.8
Cost: income ratio	45%	54%	53%	58%	50%	53%	58%	68%
Loan loss rate (bps)	7	17	28	62	21	12	23	27

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Corporate lending	90	90	80	71	67	57	72	64
Transaction banking	432	429	404	387	378	386	362	331
Total income	522	519	484	458	445	443	434	395

Barclays PLC	22

Quarterly Results by Business

Barclays Private Bank and Wealth Management
	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	190	203	204	216	189	187	175	182
Net fee, commission and other income	145	145	145	135	137	133	137	131
Total income	335	348	349	351	326	320	312	313
Operating costs	(243)	(238)	(234)	(255)	(222)	(220)	(214)	(255)
UK regulatory levies	(1)	—	(2)	(7)	1	—	(3)	(4)
Litigation and conduct	1	—	—	(1)	—	1	—	2
Total operating expenses	(243)	(238)	(236)	(263)	(221)	(219)	(217)	(257)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	92	110	113	88	105	101	95	56
Credit impairment (charges)/releases	(1)	2	9	(2)	(7)	3	—	4
Profit before tax	91	112	122	86	98	104	95	60
Attributable profit	72	88	96	63	74	77	74	47

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.9	14.5	14.5	14.5	14.0	13.9	13.7	13.6
Deposits at amortised cost	70.6	66.7	73.1	69.5	64.8	64.6	61.9	60.3
Risk weighted assets	7.9	7.9	8.0	7.9	7.3	7.0	7.2	7.2
Client assets and liabilities[1]	221.5	213.4	212.4	208.9	201.5	198.5	189.1	182.9

Performance measures
Return on average allocated equity	24.3%	29.3%	31.8%	21.9%	26.5%	28.1%	26.3%	17.4%
Return on average allocated tangible equity	26.4%	31.9%	34.5%	23.9%	29.0%	30.8%	28.7%	19.1%
Average allocated equity (£bn)	1.2	1.2	1.2	1.2	1.1	1.1	1.1	1.1
Average allocated tangible equity (£bn)	1.1	1.1	1.1	1.1	1.0	1.0	1.0	1.0
Cost: income ratio	73%	68%	68%	75%	68%	68%	70%	82%
Loan loss rate (bps)	3	(5)	(25)	5	19	(9)	—	(10)

1Client assets and liabilities refers to customer deposits, lending and invested assets.

Barclays PLC	23

Quarterly Results by Business

Barclays Investment Bank
	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	347	334	297	284	282	268	197	282
Net trading income	1,581	1,906	2,416	1,262	1,512	1,485	1,982	757
Net fee, commission and other income	1,155	1,067	1,160	1,061	1,057	1,266	1,149	998
Total income	3,083	3,307	3,873	2,607	2,851	3,019	3,328	2,037
Operating costs	(2,010)	(1,932)	(2,061)	(1,903)	(1,906)	(1,900)	(1,957)	(1,934)
UK regulatory levies	5	—	(27)	(161)	7	—	(33)	(123)
Litigation and conduct	(9)	(8)	(3)	(26)	(17)	(3)	(9)	(2)
Total operating expenses	(2,014)	(1,940)	(2,091)	(2,090)	(1,916)	(1,903)	(1,999)	(2,059)
Other net expenses	—	—	—	—	—	—	—	(1)
Profit/(loss) before impairment	1,069	1,367	1,782	517	935	1,116	1,329	(23)
Credit impairment (charges)/releases	(144)	(67)	(72)	(46)	(43)	(44)	10	(23)
Profit/(loss) before tax	925	1,300	1,710	471	892	1,072	1,339	(46)
Attributable profit/(loss)	723	876	1,199	247	652	715	899	(149)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	68.6	66.8	68.6	69.7	64.5	66.6	64.6	62.7
Loans and advances to banks at amortised cost	7.5	7.1	7.4	6.8	6.7	6.6	7.6	7.3
Debt securities at amortised cost	53.0	52.4	53.1	47.9	44.8	41.7	40.4	38.9
Loans and advances at amortised cost	129.1	126.3	129.1	124.4	116.0	114.9	112.6	108.9
Trading portfolio assets	191.3	186.1	185.5	166.1	185.8	197.2	195.3	174.5
Derivative financial instrument assets	263.8	279.0	253.6	291.6	256.7	251.4	248.9	255.1
Financial assets at fair value through the income statement	222.8	215.2	209.5	190.4	210.8	211.7	225.1	202.5
Cash collateral and settlement balances	152.1	145.0	148.8	111.1	134.7	139.8	129.8	102.3

Deposits at amortised cost	152.8	148.7	148.9	140.5	139.8	151.3	151.1	132.7
Derivative financial instrument liabilities	252.0	265.1	245.1	279.0	249.4	241.8	241.5	249.7

Risk weighted assets	199.1	196.4	195.9	198.8	194.2	203.3	200.4	197.3

Performance measures
Return on average allocated equity	10.1%	12.2%	16.2%	3.4%	8.8%	9.6%	12.0%	(2.1)%
Return on average allocated tangible equity	10.1%	12.2%	16.2%	3.4%	8.8%	9.6%	12.0%	(2.1)%
Average allocated equity (£bn)	28.6	28.7	29.6	29.3	29.5	29.9	30.0	28.9
Average allocated tangible equity (£bn)	28.6	28.7	29.6	29.3	29.5	29.9	30.0	28.9
Cost: income ratio	65%	59%	54%	80%	67%	63%	60%	101%
Loan loss rate (bps)	44	21	23	15	15	15	(4)	8

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,256	1,450	1,699	934	1,180	1,149	1,404	724
Equities	689	870	963	604	692	696	883	431
Global Markets	1,945	2,320	2,662	1,538	1,872	1,845	2,287	1,155
Advisory	196	123	143	189	186	138	148	171
Equity capital markets	71	81	70	98	64	121	68	38
Debt capital markets	379	364	431	327	344	420	401	301
Banking Fees and Underwriting	646	568	644	614	594	679	617	510
Corporate lending	68	(4)	156	45	(21)	87	42	(23)
Transaction banking	424	423	411	410	406	408	382	395
International Corporate Banking	492	419	567	455	385	495	424	372
Investment Banking	1,138	987	1,211	1,069	979	1,174	1,041	882
Total income	3,083	3,307	3,873	2,607	2,851	3,019	3,328	2,037

Barclays PLC	24

Quarterly Results by Business

Barclays US Consumer Bank
	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	726	640	678	678	647	646	688	686
Net fee, commission, trading and other income	215	183	186	179	144	173	171	180
Total income	941	823	864	857	791	819	859	866
Operating costs	(407)	(396)	(407)	(433)	(384)	(408)	(387)	(418)
UK regulatory levies	—	—	—	—	—	—	—	—
Litigation and conduct	—	—	(3)	—	(9)	(2)	(3)	(2)
Total operating expenses	(407)	(396)	(410)	(433)	(393)	(410)	(390)	(420)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	534	427	454	424	398	409	469	446
Credit impairment charges	(379)	(312)	(399)	(298)	(276)	(309)	(410)	(449)
Profit/(loss) before tax	155	115	55	126	122	100	59	(3)
Attributable profit/(loss)	118	87	41	94	89	75	44	(3)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	20.0	18.2	18.8	20.0	23.2	24.3	23.6	24.2
Deposits at amortised cost	23.7	22.5	23.8	23.3	19.4	20.0	20.3	19.7
Risk weighted assets	25.8	24.7	25.6	26.8	23.2	24.4	23.9	24.8

Performance measures
Return on average allocated equity	11.7%	8.8%	3.9%	9.5%	9.3%	8.4%	4.8%	(0.3)%
Return on average allocated tangible equity	13.5%	10.2%	4.5%	11.2%	10.9%	9.2%	5.3%	(0.3)%
Average allocated equity (£bn)	4.0	4.0	4.2	4.0	3.8	3.6	3.6	3.6
Average allocated tangible equity (£bn)	3.5	3.4	3.6	3.4	3.3	3.3	3.3	3.3
Cost: income ratio	43%	48%	47%	51%	50%	50%	46%	48%
Loan loss rate (bps)[1]	505	456	562	395	411	438	610	636
Net interest margin	11.50%	10.83%	10.53%	10.66%	10.38%	10.43%	11.12%	10.88%

1 LLR includes held for sale portfolios to remain consistent with the treatment of impairment.

Barclays PLC	25

Quarterly Results by Business

Head Office
	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	138	114	174	183	215	62	186	167
Net fee, commission and other income	(105)	(43)	(109)	(107)	(27)	(226)	8	28
Total income	33	71	65	76	188	(164)	194	195
Operating costs	(162)	(175)	(207)	(233)	(197)	(195)	(211)	(717)
UK regulatory levies	—	—	—	(9)	—	—	—	(14)
Litigation and conduct	(239)	(2)	(3)	(84)	(7)	1	(44)	1
Total operating expenses	(401)	(177)	(210)	(326)	(204)	(194)	(255)	(730)
Other net income/(expenses)	39	(9)	18	—	21	4	12	(10)
(Loss)/profit before impairment	(329)	(115)	(127)	(250)	5	(354)	(49)	(545)
Credit impairment charges	(1)	(1)	(4)	(42)	(19)	(18)	(40)	(29)
Loss before tax	(330)	(116)	(131)	(292)	(14)	(372)	(89)	(574)
Attributable loss	(299)	(114)	(124)	(318)	(16)	(349)	(59)	(447)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	12.7	12.6	12.7	16.2	16.1	18.3	20.2	19.0

Performance measures
Average allocated equity (£bn)	10.2	9.0	7.4	6.9	7.1	5.7	6.3	6.6
Average allocated tangible equity (£bn)	6.6	5.5	3.8	3.4	3.5	2.1	2.8	2.7

Barclays PLC	26

Performance Management

Margins and balances
	Nine months ended 30.09.25			Nine months ended 30.09.24
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	5,638	209,779	3.59	4,812	199,938	3.21
Barclays UK Corporate Bank	1,084	25,584	5.66	882	22,552	5.22
Barclays Private Bank and Wealth Management	597	14,735	5.42	551	13,862	5.31
Barclays US Consumer Bank[1]	2,044	24,930	10.96	1,981	24,864	10.64
Group excluding IB and Head Office[1]	9,363	275,028	4.55	8,226	261,216	4.21
Barclays Investment Bank	978			747
Head Office	426			463
Barclays Group Net interest income	10,767			9,436

The Group excluding IB and Head Office net interest margin increased by 34bps from 4.21% in Q324 to 4.55% in Q325, due to continued structural hedge momentum, and the impact of Tesco Bank, partially offset by retail deposit dynamics.

Quarterly analysis
	Q325	Q225	Q125	Q424	Q324
Net interest income	£m	£m	£m	£m	£m
Barclays UK	1,961	1,855	1,822	1,815	1,666
Barclays UK Corporate Bank	383	359	342	324	309
Barclays Private Bank and Wealth Management	190	203	204	216	189
Barclays US Consumer Bank	726	640	678	678	647
Group excluding IB and Head Office	3,260	3,057	3,046	3,033	2,811

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	211,384	209,649	208,305	204,793	198,616
Barclays UK Corporate Bank	26,645	25,478	24,605	23,450	23,049
Barclays Private Bank and Wealth Management	14,802	14,729	14,674	14,381	14,061
Barclays US Consumer Bank[1]	25,037	23,713	26,106	25,314	24,798
Group excluding IB and Head Office[1]	277,868	273,569	273,690	267,938	260,524

Net interest margin	%	%	%	%	%
Barclays UK	3.68	3.55	3.55	3.53	3.34
Barclays UK Corporate Bank	5.70	5.65	5.64	5.50	5.33
Barclays Private Bank and Wealth Management	5.09	5.53	5.64	5.98	5.35
Barclays US Consumer Bank	11.50	10.83	10.53	10.66	10.38
Group excluding IB and Head Office	4.65	4.48	4.51	4.50	4.29

1 Includes average customer asset balances classified as held for sale.

Barclays PLC	27

Performance Management
Structural hedge
The Group employs a structural hedge programme designed to stabilise NIM on fixed rate non-maturity balance sheet items that are behaviourally stable. As interest rates move, such balances would otherwise drive material income volatility where there is a re-pricing mismatch with floating rate assets.
The structural hedge predominantly covers non-interest-bearing current accounts and the fixed portion of instant access savings accounts as well as equity, which are invested into either floating rate customer assets or balances at central banks, creating an exposure to changes in interest rates. The structural hedge is executed via a portfolio of receive-fixed, pay variable interest rate swaps, with an amortising structure so that a small portion matures and is reinvested each month at prevailing market rates. The pay-floating leg of the interest rate swaps nets down a proportion of the receive-floating income from the customer assets, leaving a receive-fixed income stream from the structural hedge.
The purpose of the structural hedge is to smooth the Group NII through time. The floating leg of the swap will re-price immediately, whereas the fixed rate yield on the portfolio reprices gradually, as a portion of the swap portfolio matures and the roll is re-invested onto new market rates.
When interest rates are higher than our structural hedge yield, the pay-floating rate will typically be higher than our average receive-fixed rate. In this scenario, when viewed in isolation, the structural hedge will be a net drag to Group NII. When floating rates are lower than our structural hedge yield, the hedge in isolation will be a net benefit.
Since the receive-fixed swaps are booked for a specific term, an element of NII is ‘locked in’. The income stabilising feature of the structural hedge provides greater net interest income certainty through the interest rate cycle.
The structural hedge is one component of a larger portfolio of interest rate risk management activities that includes non-structural hedging (e.g. pay-fixed and receive-variable flows for asset hedging), and other offsetting flows. The net risk of these positions is executed externally through interest rate swaps and managed for accounting risk (i.e. income volatility arising from the accounting mismatch of swaps at fair value through profit and loss and underlying hedged items at amortised cost) within the cash flow hedging reserve.
Overall the Group has external derivatives designated as cash flow hedges that hedge interest rate risk with a notional £105.2bn (December 2024: £105.6bn) which reflects the structural hedge notional of £232.8bn (December 2024: £232.3bn) netted with non-structural hedging positions of £127.6bn (December 2024: £126.7bn). The majority of these interest rate swaps are cleared with Central Clearing Counterparties and margined daily with an average structural hedge duration of c.3.5 years.
Gross structural hedge contributions were £4,313m (September 2024: £3,430m). Gross structural hedge contributions represent the absolute interest income earned on the fixed legs of the swaps in the structural hedge as the floating leg is offset by the base rate funding of the deposits.

Barclays PLC	28

Credit Risk

Loans and advances at amortised cost by geography
Total loans and advances at amortised cost in the credit risk section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.
The table below presents a product and geographical breakdown of loans and advances at amortised cost and the impairment allowance by stage; and includes purchased or originated credit-impaired (POCI) balances. POCI balances represent a fixed pool of assets purchased at a deep discount to face value reflecting credit losses incurred from the point of origination to date of acquisition. The table also presents stage allocation of debt securities and off-balance sheet loan commitments and financial guarantee contracts.
The impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision. .

	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 30.09.25	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	155,503	15,123	1,860	—	172,486	18	20	59	—	97
Retail credit cards	13,993	2,543	260	24	16,820	162	486	157	—	805
Retail other	9,863	1,469	276	12	11,620	81	164	191	—	436
Corporate loans[1]	53,776	6,958	1,538	—	62,272	133	201	435	—	769
Total UK	233,135	26,093	3,934	36	263,198	394	871	842	—	2,107
Retail mortgages	1,852	57	147	—	2,056	2	—	19	—	21
Retail credit cards	17,528	2,760	1,675	—	21,963	358	759	1,351	—	2,468
Retail other	2,474	179	79	—	2,732	4	4	17	—	25
Corporate loans	65,519	3,815	1,672	—	71,006	88	134	307	—	529
Total Rest of the World	87,373	6,811	3,573	—	97,757	452	897	1,694	—	3,043
Total loans and advances at amortised cost	320,508	32,904	7,507	36	360,955	846	1,768	2,536	—	5,150
Debt securities at amortised cost	70,300	391	—	—	70,691	11	11	—	—	22
Total loans and advances at amortised cost including debt securities	390,808	33,295	7,507	36	431,646	857	1,779	2,536	—	5,172
Off-balance sheet loan commitments and financial guarantee contracts[2]	413,539	16,214	1,076	5	430,834	161	240	31	—	432
Total[3,4]	804,347	49,509	8,583	41	862,480	1,018	2,019	2,567	—	5,604

	Net exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 30.09.25	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	155,485	15,103	1,801	—	172,389	—	0.1	3.2	—	0.1
Retail credit cards	13,831	2,057	103	24	16,015	1.2	19.1	60.4	—	4.8
Retail other	9,782	1,305	85	12	11,184	0.8	11.2	69.2	—	3.8
Corporate loans[1]	53,643	6,757	1,103	—	61,503	0.2	2.9	28.3	—	1.2
Total UK	232,741	25,222	3,092	36	261,091	0.2	3.3	21.4	—	0.8
Retail mortgages	1,850	57	128	—	2,035	0.1	—	12.9	—	1.0
Retail credit cards	17,170	2,001	324	—	19,495	2.0	27.5	80.7	—	11.2
Retail other	2,470	175	62	—	2,707	0.2	2.2	21.5	—	0.9
Corporate loans	65,431	3,681	1,365	—	70,477	0.1	3.5	18.4	—	0.7
Total Rest of the World	86,921	5,914	1,879	—	94,714	0.5	13.2	47.4	—	3.1
Total loans and advances at amortised cost	319,662	31,136	4,971	36	355,805	0.3	5.4	33.8	—	1.4
Debt securities at amortised cost	70,289	380	—	—	70,669	—	2.8	—	—	—
Total loans and advances at amortised cost including debt securities	389,951	31,516	4,971	36	426,474	0.2	5.3	33.8	—	1.2
Off-balance sheet loan commitments and financial guarantee contracts[2]	413,378	15,974	1,045	5	430,402	—	1.5	2.9	—	0.1
Total[3,4]	803,329	47,490	6,016	41	856,876	0.1	4.1	29.9	—	0.6
1Includes Business Banking, which has a gross exposure of £12.5bn and an impairment allowance of £337m. This comprises £62m impairment allowance on £8.9bn Stage 1 exposure, £59m on £2.7bn Stage 2 exposure and £216m on £0.9bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.9%.
2Excludes loan commitments and financial guarantees of £24.4bn carried at fair value and includes exposures relating to financial assets classified as assets held for sale.
3Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £251.0bn and an impairment allowance of £155m. This comprises £22m impairment allowance on £249.7bn Stage 1 exposure, £7m on £1.2bn Stage 2 exposure and £126m on £129m Stage 3 exposure.
4The annualised loan loss rate is 53bps after applying the total impairment charge of £1,744m.

Barclays PLC	29

Credit Risk

	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.24	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	145,039	19,507	1,793	—	166,339	36	61	61	—	158
Retail credit cards	13,497	2,064	179	40	15,780	219	440	91	—	750
Retail other	10,606	1,218	257	17	12,098	135	110	138	—	383
Corporate loans[1]	52,284	7,266	2,171	—	61,721	133	196	420	—	749
Total UK	221,426	30,055	4,400	57	255,938	523	807	710	—	2,040
Retail mortgages	1,651	89	169	—	1,909	2	1	26	—	29
Retail credit cards	17,629	2,953	1,724	—	22,306	334	807	1,416	—	2,557
Retail other	1,844	155	121	—	2,120	3	1	23	—	27
Corporate loans	64,224	3,901	945	—	69,070	76	135	206	—	417
Total Rest of the World	85,348	7,098	2,959	—	95,405	415	944	1,671	—	3,030
Total loans and advances at amortised cost	306,774	37,153	7,359	57	351,343	938	1,751	2,381	—	5,070
Debt securities at amortised cost	64,988	3,245	—	—	68,233	12	11	—	—	23
Total loans and advances at amortised cost including debt securities	371,762	40,398	7,359	57	419,576	950	1,762	2,381	—	5,093
Off-balance sheet loan commitments and financial guarantee contracts[2]	412,255	18,728	1,168	6	432,157	164	250	25	—	439
Total[3,4]	784,017	59,126	8,527	63	851,733	1,114	2,012	2,406	—	5,532

	Net exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.24	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	145,003	19,446	1,732	—	166,181	—	0.3	3.4	—	0.1
Retail credit cards	13,278	1,624	88	40	15,030	1.6	21.3	50.8	—	4.8
Retail other	10,471	1,108	119	17	11,715	1.3	9.0	53.7	—	3.2
Corporate loans[1]	52,151	7,070	1,751	—	60,972	0.3	2.7	19.3	—	1.2
Total UK	220,903	29,248	3,690	57	253,898	0.2	2.7	16.1	—	0.8
Retail mortgages	1,649	88	143	—	1,880	0.1	1.1	15.4	—	1.5
Retail credit cards	17,295	2,146	308	—	19,749	1.9	27.3	82.1	—	11.5
Retail other	1,841	154	98	—	2,093	0.2	0.6	19.0	—	1.3
Corporate loans	64,148	3,766	739	—	68,653	0.1	3.5	21.8	—	0.6
Total Rest of the World	84,933	6,154	1,288	—	92,375	0.5	13.3	56.5	—	3.2
Total loans and advances at amortised cost	305,836	35,402	4,978	57	346,273	0.3	4.7	32.4	—	1.4
Debt securities at amortised cost	64,976	3,234	—	—	68,210	—	0.3	—	—	—
Total loans and advances at amortised cost including debt securities	370,812	38,636	4,978	57	414,483	0.3	4.4	32.4	—	1.2
Off-balance sheet loan commitments and financial guarantee contracts[2]	412,091	18,478	1,143	6	431,718	—	1.3	2.1	—	0.1
Total[3,4]	782,903	57,114	6,121	63	846,201	0.1	3.4	28.2	—	0.6
1Includes Business Banking, which has a gross exposure of £13.1bn and an impairment allowance of £356m. This comprises £60m impairment allowance on £8.9bn Stage 1 exposure, £60m on £2.8bn Stage 2 exposure and £236m on £1.5bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.8%.
2Excludes loan commitments and financial guarantees of £16.3bn carried at fair value and includes exposures relating to financial assets classified as assets held for sale.
3Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £204.2bn and an impairment allowance of £156m. This comprises £19m impairment allowance on £202.7bn Stage 1 exposure, £7m on £1.3bn Stage 2 exposure and £130m on £139m Stage 3 exposure.
4The annualised loan loss rate is 46bps after applying the total impairment charge of £1,982m.

Barclays PLC	30

Credit Risk
Assets held for sale
This table presents a co-branded card portfolio in USCB classified as assets held for sale. Further, the sale of the German consumer finance business was completed in Q125.

Loans and advances to customers classified as assets held for sale
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 30.09.25	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards - US	5,093	55	1.1	634	139	21.9	53	43	81.1	5,780	237	4.1
Retail credit cards - Germany	—	—	—	—	—	—	—	—	—	—	—	—
Retail other - Germany	—	—	—	—	—	—	—	—	—	—	—	—
Corporate loans - US	42	1	2.4	8	2	25.0	1	1	100.0	51	4	7.8
Total Rest of the World	5,135	56	1.1	642	141	22.0	54	44	81.5	5,831	241	4.1

As at 31.12.24
Retail credit cards - US	5,495	64	1.2	689	161	23.4	57	46	80.7	6,241	271	4.3
Retail credit cards - Germany	1,908	18	0.9	307	29	9.4	93	69	74.2	2,308	116	5.0
Retail other - Germany	1,134	16	1.4	220	33	15.0	71	48	67.6	1,425	97	6.8
Corporate loans - US	49	1	2.0	9	3	33.3	1	1	100.0	59	5	8.5
Total Rest of the World	8,586	99	1.2	1,225	226	18.4	222	164	73.9	10,033	489	4.9

Barclays PLC	31

Credit Risk
Loans and advances at amortised cost by product
The table below presents a product breakdown by stages of loans and advances at amortised cost. Also included is a breakdown of Stage 2 past due balances.

		Stage 2
As at 30.09.25	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3 excluding POCI	Stage 3 POCI	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	157,355	12,477	2,044	659	15,180	2,007	—	174,542
Retail credit cards	31,521	4,750	284	269	5,303	1,935	24	38,783
Retail other	12,337	1,351	206	91	1,648	355	12	14,352
Corporate loans	119,295	10,456	242	75	10,773	3,210	—	133,278
Total	320,508	29,034	2,776	1,094	32,904	7,507	36	360,955

Impairment allowance
Retail mortgages	20	12	5	3	20	78	—	118
Retail credit cards	520	980	114	151	1,245	1,508	—	3,273
Retail other	85	113	26	29	168	208	—	461
Corporate loans	221	322	7	6	335	742	—	1,298
Total	846	1,427	152	189	1,768	2,536	—	5,150

Net exposure
Retail mortgages	157,335	12,465	2,039	656	15,160	1,929	—	174,424
Retail credit cards	31,001	3,770	170	118	4,058	427	24	35,510
Retail other	12,252	1,238	180	62	1,480	147	12	13,891
Corporate loans	119,074	10,134	235	69	10,438	2,468	—	131,980
Total	319,662	27,607	2,624	905	31,136	4,971	36	355,805

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	—	0.1	0.2	0.5	0.1	3.9	—	0.1
Retail credit cards	1.6	20.6	40.1	56.1	23.5	77.9	—	8.4
Retail other	0.7	8.4	12.6	31.9	10.2	58.6	—	3.2
Corporate loans	0.2	3.1	2.9	8.0	3.1	23.1	—	1.0
Total	0.3	4.9	5.5	17.3	5.4	33.8	—	1.4

As at 31.12.24
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	146,690	16,790	2,034	772	19,596	1,962	—	168,248
Retail credit cards	31,126	4,435	303	279	5,017	1,903	40	38,086
Retail other	12,450	1,056	211	106	1,373	378	17	14,218
Corporate loans	116,508	10,849	144	174	11,167	3,116	—	130,791
Total	306,774	33,130	2,692	1,331	37,153	7,359	57	351,343

Impairment allowance
Retail mortgages	38	42	13	7	62	87	—	187
Retail credit cards	553	959	122	166	1,247	1,507	—	3,307
Retail other	138	76	17	18	111	161	—	410
Corporate loans	209	316	7	8	331	626	—	1,166
Total	938	1,393	159	199	1,751	2,381	—	5,070

Net exposure
Retail mortgages	146,652	16,748	2,021	765	19,534	1,875	—	168,061
Retail credit cards	30,573	3,476	181	113	3,770	396	40	34,779
Retail other	12,312	980	194	88	1,262	217	17	13,808
Corporate loans	116,299	10,533	137	166	10,836	2,490	—	129,625
Total	305,836	31,737	2,533	1,132	35,402	4,978	57	346,273

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	—	0.3	0.6	0.9	0.3	4.4	—	0.1
Retail credit cards	1.8	21.6	40.3	59.5	24.9	79.2	—	8.7
Retail other	1.1	7.2	8.1	17.0	8.1	42.6	—	2.9
Corporate loans	0.2	2.9	4.9	4.6	3.0	20.1	—	0.9
Total	0.3	4.2	5.9	15.0	4.7	32.4	—	1.4

Barclays PLC	32

Credit Risk
Measurement uncertainty
Scenarios used to calculate the Group’s ECL charge were refreshed in Q325, with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. The Baseline scenario continues to reflect the rapidly changing trade policies and uncertainty around potential tariffs to be imposed by the US administration and responses by other governments. Global growth slows modestly as rising US tariffs and retaliatory measures disrupt trade flows, dampen business confidence, and weigh on investment, though domestic demand in advanced economies remains resilient. UK and US GDP growth in 2025 is expected to be 1.6% and 1.0%, respectively. Labour markets in major economies soften slightly amid increased uncertainty and slower export-orientated activity. However, the weakening is contained and does not rise significantly from current levels. UK and US quarterly unemployment rates peak at 4.8% and 4.5%, respectively. Central Banks continue to loosen monetary policy albeit at different paces, with the Federal Reserve finishing 2026 with an interest rate of 3.0%.
The Downside scenarios have been calibrated to capture an escalation of trade tensions, where tariffs imposed by the US prompt retaliation from its trading partners with adverse implications for consumer prices and investment sentiment. A sharp slowdown in immigration coupled with mass deportations disrupts the US labour market, compounding downside risks to growth. In addition, global supply chains are severely disrupted as firms delay investment, reassess production locations and hoard production inputs. Imports into the US contract sharply due to higher prices and exports fall due to retaliation. The combination of trade impact and consumer uncertainty triggers a sharp recession, not only in the US but also in the UK and Europe driven by a severe decline in exports, business sentiment and with investment and consumption plans being put on hold. The rapid fall in external demand and a retrenchment in business investment push up unemployment rates, where job losses are concentrated in trade-exposed sectors (machinery, autos, consumer durables) but also spill into services. The Federal Reserve initially holds rates steady, weighing the inflation shock against the deteriorating real economy. However, as the slowdown deepens and labour market loosens, the Federal Reserve cuts rates swiftly to stimulate aggregate demand. The Bank of England eases monetary policy amid a disinflationary environment and looser labour markets.
In the Upside scenarios, a rise in labour force participation and higher productivity contribute to accelerated economic growth, without creating new inflationary pressures. Central banks lower interest rates stimulating private consumption and investment growth. Demand for labour increases and unemployment rates stabilise and start falling again. As geopolitical tensions ease, low inflation supports consumer purchasing power and contributes further to healthy GDP growth. The strong economic outlook and lower interest rates provide a boost to house prices growth and support bullish financial markets.
The methodology for estimating scenario weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The increase in the Upside scenario weights since 30 June 2025 is mainly driven by improvement in GDP growth in the Baseline scenario, bringing the Baseline scenario closer to the Upside scenarios. For further details see page 36.
The Group has retained the £71m (net of SRT1 credit protection) uncertainty adjustment introduced in Q125 across the US Consumer Bank and the Investment Bank businesses as heightened uncertainty persists, including tariffs and trade uncertainty and ongoing geopolitical risk; the impacts of which are yet to be observed in customer behaviour.
The following tables show the key macroeconomic variables used in the five scenarios (5-year annual paths) and the weights applied to each scenario.

1Significant Risk Transfer (SRT) represents risk transfer transactions used to enhance risk management capabilities.

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Credit Risk

Macroeconomic variables used in the calculation of ECL
As at 30.09.25	2025	2026	2027	2028	2029
Baseline	%	%	%	%	%
UK GDP[1]	1.6	1.2	1.4	1.5	1.5
UK unemployment[2]	4.6	4.8	4.7	4.7	4.6
UK HPI[3]	2.2	3.5	1.9	3.4	3.8
UK bank rate[6]	4.2	3.6	3.5	3.6	3.8
US GDP[1]	1.0	1.4	2.0	2.0	2.0
US unemployment[4]	4.3	4.4	4.3	4.3	4.3
US HPI[5]	4.4	2.6	2.6	2.6	2.6
US federal funds rate[6]	4.2	3.3	3.1	3.3	3.5

Downside 2
UK GDP[1]	1.4	(3.2)	0.4	2.7	2.2
UK unemployment[2]	4.7	6.9	7.8	6.2	5.4
UK HPI[3]	(2.5)	(25.7)	0.2	14.8	12.3
UK bank rate[6]	4.2	2.1	0.2	0.6	1.3
US GDP[1]	0.7	(4.4)	(1.3)	1.8	2.6
US unemployment[4]	4.3	6.6	8.0	6.6	6.0
US HPI[5]	2.7	(8.4)	3.1	8.9	6.5
US federal funds rate[6]	4.4	4.4	2.8	1.6	1.1

Downside 1
UK GDP[1]	1.5	(1.0)	0.9	2.1	1.8
UK unemployment[2]	4.7	5.9	6.3	5.5	5.0
UK HPI[3]	(0.1)	(12.0)	1.1	9.0	8.0
UK bank rate[6]	4.2	2.8	2.0	2.1	2.5
US GDP[1]	0.9	(1.5)	0.3	1.9	2.3
US unemployment[4]	4.3	5.5	6.2	5.5	5.1
US HPI[5]	3.6	(3.0)	2.8	5.7	4.5
US federal funds rate[6]	4.2	3.8	2.9	2.6	2.3

Upside 2
UK GDP[1]	1.8	3.5	3.4	2.8	2.4
UK unemployment[2]	4.6	4.1	3.9	3.8	3.7
UK HPI[3]	2.6	14.0	6.9	4.0	4.3
UK bank rate[6]	4.2	3.1	2.3	2.4	2.8
US GDP[1]	1.1	2.7	3.0	2.8	2.8
US unemployment[4]	4.2	3.8	3.6	3.6	3.6
US HPI[5]	5.9	5.4	5.8	5.4	5.4
US federal funds rate[6]	4.1	2.7	2.4	2.5	2.5

Upside 1
UK GDP[1]	1.7	2.4	2.4	2.1	1.9
UK unemployment[2]	4.6	4.5	4.3	4.3	4.2
UK HPI[3]	2.4	8.6	4.4	3.7	4.0
UK bank rate[6]	4.2	3.3	2.8	3.1	3.3
US GDP[1]	1.0	2.1	2.5	2.4	2.4
US unemployment[4]	4.2	4.1	4.0	4.0	4.0
US HPI[5]	5.2	4.0	4.2	4.0	4.0
US federal funds rate[6]	4.2	3.1	2.8	2.9	3.0
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6Average rate.

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Credit Risk

Macroeconomic variables used in the calculation of ECL
As at 30.06.25	2025	2026	2027	2028	2029
Baseline	%	%	%	%	%
UK GDP[1]	0.7	1.2	1.5	1.6	1.7
UK unemployment[2]	4.6	4.7	4.7	4.6	4.6
UK HPI[3]	2.1	2.3	2.3	3.5	3.9
UK bank rate[6]	4.1	3.8	3.8	3.8	3.9
US GDP[1]	1.9	1.4	2.0	2.0	2.0
US unemployment[4]	4.4	4.6	4.6	4.6	4.6
US HPI[5]	2.8	2.0	2.0	2.0	2.0
US federal funds rate[6]	4.3	3.6	3.6	3.8	3.8

Downside 2
UK GDP[1]	(0.2)	(3.4)	1.7	2.6	1.8
UK unemployment[2]	4.9	7.6	7.5	5.9	5.3
UK HPI[3]	(9.4)	(20.6)	1.2	18.1	10.0
UK bank rate[6]	4.0	1.4	0.2	0.8	1.5
US GDP[1]	0.9	(4.7)	(0.2)	2.3	2.3
US unemployment[4]	4.6	7.3	7.8	6.4	5.8
US HPI[5]	(1.6)	(6.6)	3.6	9.1	4.7
US federal funds rate[6]	4.5	4.1	2.4	1.4	1.2

Downside 1
UK GDP[1]	0.2	(1.1)	1.6	2.1	1.8
UK unemployment[2]	4.8	6.2	6.1	5.2	4.9
UK HPI[3]	(3.7)	(9.6)	1.7	10.7	7.0
UK bank rate[6]	4.1	3.1	2.2	2.3	2.7
US GDP[1]	1.4	(1.6)	0.9	2.1	2.1
US unemployment[4]	4.5	5.9	6.2	5.5	5.2
US HPI[5]	0.5	(2.4)	2.8	5.5	3.4
US federal funds rate[6]	4.3	3.9	2.9	2.6	2.6

Upside 2
UK GDP[1]	1.1	3.9	3.2	2.6	2.3
UK unemployment[2]	4.4	4.0	3.8	3.7	3.7
UK HPI[3]	4.4	14.2	6.8	2.7	3.8
UK bank rate[6]	4.1	3.1	2.5	2.6	2.9
US GDP[1]	2.3	3.1	2.9	2.8	2.8
US unemployment[4]	4.2	3.9	3.9	3.9	3.9
US HPI[5]	5.2	4.3	5.3	4.9	4.9
US federal funds rate[6]	4.1	2.9	2.8	2.8	2.8

Upside 1
UK GDP[1]	0.9	2.5	2.4	2.1	2.0
UK unemployment[2]	4.5	4.3	4.3	4.2	4.2
UK HPI[3]	3.2	8.1	4.5	3.1	3.9
UK bank rate[6]	4.1	3.4	3.3	3.3	3.4
US GDP[1]	2.1	2.3	2.4	2.4	2.4
US unemployment[4]	4.3	4.2	4.2	4.2	4.2
US HPI[5]	4.0	3.1	3.7	3.4	3.4
US federal funds rate[6]	4.3	3.3	3.3	3.5	3.5

1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6Average rate.

Barclays PLC	35

Credit Risk

As at 31.12.24	2024	2025	2026	2027	2028
Baseline	%	%	%	%	%
UK GDP[1]	1.0	1.4	1.5	1.6	1.5
UK unemployment[2]	4.3	4.4	4.5	4.4	4.4
UK HPI[3]	2.8	3.3	1.6	4.5	3.0
UK bank rate[6]	5.1	4.3	4.0	4.0	3.8
US GDP[1]	2.7	2.0	2.0	2.0	2.0
US unemployment[4]	4.1	4.3	4.2	4.2	4.2
US HPI[5]	6.5	2.6	2.7	3.0	3.0
US federal funds rate[6]	5.1	4.1	4.0	3.8	3.8

Downside 2
UK GDP[1]	1.0	(2.3)	(1.3)	2.6	2.3
UK unemployment[2]	4.3	6.2	8.1	6.6	5.5
UK HPI[3]	2.8	(24.8)	(5.2)	10.0	14.6
UK bank rate[6]	5.1	3.5	1.7	0.6	1.1
US GDP[1]	2.7	(1.3)	(1.3)	3.3	2.9
US unemployment[4]	4.1	5.8	7.2	6.2	5.5
US HPI[5]	6.5	(8.0)	(0.7)	5.2	4.0
US federal funds rate[6]	5.1	2.5	0.6	0.8	1.5

Downside 1
UK GDP[1]	1.0	(0.5)	0.1	2.1	1.9
UK unemployment[2]	4.3	5.3	6.3	5.5	5.0
UK HPI[3]	2.8	(11.6)	(1.8)	7.2	8.7
UK bank rate[6]	5.1	3.9	2.9	2.3	2.4
US GDP[1]	2.7	0.3	0.4	2.7	2.4
US unemployment[4]	4.1	5.1	5.7	5.2	4.9
US HPI[5]	6.5	(2.7)	1.0	4.1	3.5
US federal funds rate[6]	5.1	3.4	2.3	2.3	2.7

Upside 2
UK GDP[1]	1.0	3.0	3.7	2.9	2.4
UK unemployment[2]	4.3	3.8	3.4	3.5	3.5
UK HPI[3]	2.8	11.9	8.4	5.1	4.1
UK bank rate[6]	5.1	3.9	2.9	2.8	2.8
US GDP[1]	2.7	2.8	3.1	2.8	2.8
US unemployment[4]	4.1	3.8	3.5	3.5	3.5
US HPI[5]	6.5	6.2	4.7	4.8	4.9
US federal funds rate[6]	5.1	3.7	3.3	3.1	2.8

Upside 1
UK GDP[1]	1.0	2.2	2.6	2.2	2.0
UK unemployment[2]	4.3	4.1	4.0	4.0	4.0
UK HPI[3]	2.8	7.6	4.9	4.8	3.5
UK bank rate[6]	5.1	4.1	3.5	3.4	3.3
US GDP[1]	2.7	2.4	2.6	2.4	2.4
US unemployment[4]	4.1	4.0	3.9	3.9	3.9
US HPI[5]	6.5	4.4	3.7	3.9	3.9
US federal funds rate[6]	5.1	4.0	3.8	3.6	3.3
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6Average rate.

Scenario weighting	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.09.25
Scenario weighting	16.5	26.7	33.7	14.7	8.4
As at 30.06.25
Scenario weighting	15.5	26.4	34.4	15.2	8.5
As at 31.12.24
Scenario weighting	17.4	26.8	32.5	14.7	8.6

Barclays PLC	36

Treasury and Capital Risk
Regulatory minimum requirements
Capital
As at 30 September 2025, the Group’s Overall Capital Requirement for CET1 was 12.2% and comprises a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.7% Pillar 2A requirement and a 1.0% Countercyclical Capital Buffer (CCyB).
The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. The buffer rates set by other national authorities for non-UK exposures are not currently material.
The Group’s Pillar 2A requirement is 4.8% with at least 56.25% to be met with CET1 capital, equating to 2.7% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.
The Group’s CET1 target ratio of 13-14% takes into account minimum capital requirements and applicable buffers. The Group remains above its minimum capital regulatory requirements and applicable buffers.
Leverage
As at 30 September 2025, the Group was subject to a UK leverage ratio requirement of 4.1%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.3%. The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.
MREL
As at 30 September 2025, the Group was required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.8% Pillar 2A equating to 25.5% of RWAs; and (ii) 6.75% of leverage exposures. In addition, the higher of regulatory capital and leverage buffers apply. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including the confidential institution-specific PRA buffer, will effectively be applied above MREL requirements.

Barclays PLC	37

Treasury and Capital Risk

Capital ratios[1,2]	As at 30.09.25	As at 30.06.25	As at 31.12.24
CET1	14.1%	14.0%	13.6%
T1	17.8%	17.8%	16.9%
Total regulatory capital	20.4%	20.5%	19.6%
MREL ratio as a percentage of total RWAs	35.8%	35.4%	34.4%

Own funds and eligible liabilities	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	76,394	75,906	71,821
Less: other equity instruments (recognised as AT1 capital)	(13,243)	(13,266)	(12,075)
Adjustment to retained earnings for foreseeable ordinary share dividends	(478)	(600)	(786)
Adjustment to retained earnings for foreseeable repurchase of shares	(477)	(171)	—
Adjustment to retained earnings for foreseeable other equity coupons	(44)	(37)	(35)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,941)	(1,887)	(2,051)
Goodwill and intangible assets	(8,228)	(8,158)	(8,272)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,225)	(1,303)	(1,451)
Fair value reserves related to gains or losses on cash flow hedges	1,312	1,210	2,930
Excess of expected losses over impairment	(423)	(331)	(403)
Gains or losses on liabilities at fair value resulting from own credit	988	456	981
Defined benefit pension fund assets	(2,261)	(2,177)	(2,367)
Direct and indirect holdings by an institution of own CET1 instruments	(3)	(5)	(1)
Adjustment under IFRS 9 transitional arrangements	—	—	138
Other regulatory adjustments	(117)	(92)	129
CET1 capital	50,254	49,545	48,558

AT1 capital
Capital instruments and related share premium accounts	13,289	13,289	12,108
Other regulatory adjustments and deductions	(46)	(23)	(32)
AT1 capital	13,243	13,266	12,076

T1 capital	63,498	62,811	60,634

T2 capital
Capital instruments and related share premium accounts	9,528	9,498	9,150
Qualifying T2 capital (including minority interests) issued by subsidiaries	65	76	367
Other regulatory adjustments and deductions	(118)	(81)	(33)
Total regulatory capital	72,974	72,304	70,118

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(65)	(76)	(367)
Eligible liabilities	55,142	52,733	53,547
Total own funds and eligible liabilities[3]	128,050	124,961	123,298

Total RWAs	357,378	353,043	358,127
12024 comparatives for Capital and RWAs have been calculated applying the IFRS 9 transitional arrangements in accordance with the CRR. Effective from 1 January 2025, the IFRS 9 transitional arrangements no longer applied.
22024 comparatives for total capital were calculated applying the grandfathering of certain capital instruments within Tier 2 capital. Effective from 29 June 2025, the grandfathered instruments no longer qualified as Tier 2 capital.
3As at 30 September 2025, the Group's MREL requirement, excluding the institution-specific confidential PRA buffer, was to hold £109.2bn of own funds and eligible liabilities equating to 30.5% of RWAs. The Group remains above its MREL regulatory requirement including the institution-specific confidential PRA buffer.

Barclays PLC	38

Treasury and Capital Risk

Movement in CET1 capital	Three months ended 30.09.25	Nine months ended 30.09.25
	£m	£m
Opening CET1 capital	49,545	48,558

Profit for the period attributable to equity holders	1,712	5,719
Own credit relating to derivative liabilities	(4)	(15)
Ordinary share dividends paid and foreseen	(300)	(900)
Purchased and foreseeable share repurchase	(1,000)	(2,000)
Other equity coupons paid and foreseen	(262)	(748)
Increase in retained regulatory capital generated from earnings	146	2,056

Net impact of share schemes	234	186
Fair value through other comprehensive income reserve	69	477
Currency translation reserve	434	(1,137)
Other reserves	(7)	(74)
Increase / (Decrease) in other qualifying reserves	730	(548)

Pension remeasurements within reserves	69	(131)
Defined benefit pension fund asset deduction	(84)	106
Net impact of pensions	(15)	(25)

Additional value adjustments (PVA)	(54)	110
Goodwill and intangible assets	(70)	44
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	78	226
Excess of expected loss over impairment	(92)	(20)
Direct and indirect holdings by an institution of own CET1 instruments	2	(2)
Adjustment under IFRS 9 transitional arrangements	—	(138)
Other regulatory adjustments	(16)	(7)
(Decrease) / Increase in regulatory capital due to adjustments and deductions	(152)	213

Closing CET1 capital	50,254	50,254
CET1 capital increased by £1.7bn to £50.3bn (December 2024: £48.6bn). Significant movements in the period were:

•£5.7bn of capital generated from profit partially offset by distributions of £3.6bn comprising:
–£2.0bn share buybacks including the now completed £1bn announced with FY24 results and the ongoing £1bn announced with H125 results
–£0.9bn of ordinary share dividends paid and foreseen reflecting the £0.4bn interim dividend paid in September 2025 and a £0.5bn accrual towards the FY25 dividend
–£0.7bn of equity coupons paid and foreseen

•£0.5bn decrease in other qualifying reserves including a £1.1bn reduction in the currency translation reserve primarily as a result of the strengthening of spot GBP against USD, partially offset by a £0.5bn gain in the fair value through other comprehensive income reserve.

Barclays PLC	39

Treasury and Capital Risk

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 30.09.25	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	16,142	56,992	138	7	—	50	224	—	13,196	86,749
Barclays UK Corporate Bank	3,983	17,023	92	323	—	8	16	425	3,282	25,152
Barclays Private Bank & Wealth Management	4,907	615	127	17	—	11	33	298	1,870	7,878
Barclays Investment Bank	42,790	48,162	24,129	21,714	82	2,613	14,922	20,430	24,293	199,135
Barclays US Consumer Bank	19,976	962	—	2	—	—	—	—	4,856	25,796
Head Office	5,923	5,415	1	4	—	1	27	74	1,223	12,668
Barclays Group	93,721	129,169	24,487	22,067	82	2,683	15,222	21,227	48,720	357,378
As at 30.06.25
Barclays UK	16,186	56,362	130	9	—	83	145	—	13,196	86,111
Barclays UK Corporate Bank	3,993	16,917	134	387	—	12	2	562	3,282	25,289
Barclays Private Bank & Wealth Management	4,892	497	172	26	1	19	49	394	1,870	7,920
Barclays Investment Bank	38,634	46,858	23,025	22,135	121	3,779	13,257	24,343	24,293	196,445
Barclays US Consumer Bank	18,900	889	—	6	—	—	—	—	4,856	24,651
Head Office	5,622	5,662	1	6	—	2	13	98	1,223	12,627
Barclays Group	88,227	127,185	23,462	22,569	122	3,895	13,466	25,397	48,720	353,043

As at 31.12.24
Barclays UK	15,516	55,301	146	11	—	74	228	—	13,181	84,457
Barclays UK Corporate Bank	3,932	15,680	106	336	—	12	16	548	3,282	23,912
Barclays Private Bank & Wealth Management	5,058	434	118	31	—	16	44	330	1,859	7,890
Barclays Investment Bank	40,957	49,231	21,889	24,094	70	2,913	12,442	23,023	24,164	198,783
Barclays US Consumer Bank	21,019	966	—	—	—	—	—	—	4,864	26,849
Head Office	6,580	8,162	1	20	—	4	—	212	1,257	16,236
Barclays Group	93,062	129,774	22,260	24,492	70	3,019	12,730	24,113	48,607	358,127

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
RWAs as at 31.12.24	222,836	49,841	36,843	48,607	358,127
Book size	8,041	1,421	144	113	9,719
Acquisitions and disposals	(2,420)	—	—	—	(2,420)
Book quality	(1,744)	(209)	—	—	(1,953)
Model updates	304	68	—	—	372
Methodology and policy	49	(189)	—	—	(140)
Foreign exchange movements[1]	(4,176)	(1,613)	(538)	—	(6,327)
Total RWA movements	54	(522)	(394)	113	(749)
RWAs as at 30.09.25	222,890	49,319	36,449	48,720	357,378
1Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.
Total RWAs decreased £0.7bn to £357.4bn (Dec 2024: £358.1bn).
Credit risk RWAs increased £0.1bn:
•A £8.0bn increase in book size primarily reflecting continuing lending growth in UK businesses and business activity within IB
•A £2.4bn decrease in acquisitions and disposals reflecting the sale of the German Consumer Finance business, partially offset by the acquisition of GM portfolio
•A £1.7bn decrease in book quality RWAs primarily driven by improvements in credit quality within the Barclays UK mortgages portfolio
•A £4.2bn decrease as a result of foreign exchange movements primarily due to the strengthening of spot GBP against USD
Counterparty credit risk RWAs decreased £0.5bn:
•A £1.6bn decrease as a result of foreign exchange movements primarily due to the strengthening of spot GBP against USD, partially offset by a £1.4bn increase in book size primarily driven by client and trading activity within Global Markets

Barclays PLC	40

Treasury and Capital Risk

Leverage ratios[1]	As at 30.09.25	As at 30.06.25	As at 31.12.24
	£m	£m	£m
UK leverage ratio[2]	4.9%	5.0%	5.0%
T1 capital	63,498	62,811	60,634
UK leverage exposure	1,285,291	1,259,772	1,206,502
Average UK leverage ratio	4.7%	4.7%	4.6%
Average T1 capital	62,556	61,716	60,291
Average UK leverage exposure	1,339,336	1,324,772	1,308,335
12024 comparatives for UK leverage ratios have been calculated applying the IFRS 9 transitional arrangements in accordance with the CRR. Effective from 1 January 2025, the IFRS 9 transitional arrangements no longer applied.
2Although the leverage ratio is expressed in terms of T1 capital, the leverage ratio buffers and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.8bn and against the 0.3% CCLB was £3.9bn.
The UK leverage ratio decreased to 4.9% (December 2024: 5.0%), as the leverage exposure increased by £78.8bn to £1,285.3bn partially offset by an increase of £2.9bn in Tier 1 capital. The increase in leverage exposure was largely driven by an increase in trading activity in IB, partially offset by the strengthening of spot GBP against USD.

Barclays PLC	41

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
	Nine months ended 30.09.25	Nine months ended 30.09.24
	£m	£m
Total income	22,063	19,824
Operating expenses excluding UK regulatory levies & litigation and conduct	(12,661)	(11,951)
UK regulatory levies	(84)	(93)
Litigation and conduct	(342)	(99)
Operating expenses	(13,087)	(12,143)
Other net income	48	37
Profit before impairment	9,024	7,718
Credit impairment charges	(1,744)	(1,271)
Profit before tax	7,280	6,447
Tax charge	(1,538)	(1,304)
Profit after tax	5,742	5,143

Attributable to:
Shareholders of the parent	4,980	4,351
Other equity holders	739	763
Equity holders of the parent	5,719	5,114
Non-controlling interests	23	29
Profit after tax	5,742	5,143

Earnings per share
Basic earnings per ordinary share	35.1p	29.3p

Barclays PLC	42

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)
	As at 30.09.25	As at 31.12.24
Assets	£m	£m
Cash and balances at central banks	237,412	210,184
Cash collateral and settlement balances	159,145	119,843
Debt securities at amortised cost	70,669	68,210
Loans and advances at amortised cost to banks	9,428	8,327
Loans and advances at amortised cost to customers	346,377	337,946
Reverse repurchase agreements and other similar secured lending at amortised cost	13,430	4,734
Trading portfolio assets	192,732	166,453
Financial assets at fair value through the income statement	225,919	193,734
Derivative financial instruments	264,825	293,530
Financial assets at fair value through other comprehensive income	76,760	78,059
Investments in associates and joint ventures	741	891
Goodwill and intangible assets	8,255	8,275
Current tax assets	220	155
Deferred tax assets	5,350	6,321
Assets included in a disposal group classified as held for sale	5,935	9,854
Other assets	11,955	11,686
Total assets	1,629,153	1,518,202

Liabilities
Deposits at amortised cost from banks	20,769	13,203
Deposits at amortised cost from customers	554,559	547,460
Cash collateral and settlement balances	148,837	106,229
Repurchase agreements and other similar secured borrowings at amortised cost	35,395	39,415
Debt securities in issue	108,589	92,402
Subordinated liabilities	12,911	11,921
Trading portfolio liabilities	71,081	56,908
Financial liabilities designated at fair value	335,213	282,224
Derivative financial instruments	252,249	279,415
Current tax liabilities	905	566
Deferred tax liabilities	18	18
Liabilities included in a disposal group classified as held for sale	—	3,726
Other liabilities	11,784	12,234
Total liabilities	1,552,310	1,445,721

Equity
Called up share capital and share premium	4,168	4,186
Other reserves	610	(468)
Retained earnings	58,373	56,028
Shareholders' equity attributable to ordinary shareholders of the parent	63,151	59,746
Other equity instruments	13,243	12,075
Total equity excluding non-controlling interests	76,394	71,821
Non-controlling interests	449	660
Total equity	76,843	72,481

Total liabilities and equity	1,629,153	1,518,202

Barclays PLC	43

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Nine months ended 30.09.2025	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2025	4,186	12,075	(468)	56,028	71,821	660	72,481
Profit after tax	—	739	—	4,980	5,719	23	5,742
Currency translation movements	—	—	(1,137)	—	(1,137)	—	(1,137)
Fair value through other comprehensive income reserve	—	—	477	—	477	—	477
Cash flow hedges	—	—	1,618	—	1,618	—	1,618
Retirement benefit remeasurements	—	—	—	(131)	(131)	—	(131)
Own credit	—	—	(19)	—	(19)	—	(19)
Total comprehensive income for the period	—	739	939	4,849	6,527	23	6,550
Employee share schemes and hedging thereof	97	—	—	901	998	—	998
Issue and redemption of other equity instruments	—	1,182	—	(5)	1,177	—	1,177
Other equity instruments coupon paid	—	(739)	—	—	(739)	—	(739)
Redemption of preference shares	—	—	—	(59)	(59)	(211)	(270)
Vesting of employee share schemes net of purchases			20	(598)	(578)		(578)
Dividends paid	—	—	—	(1,213)	(1,213)	(23)	(1,236)
Repurchase of shares	(115)	—	115	(1,533)	(1,533)	—	(1,533)
Other movements		(14)	4	3	(7)		(7)
Balance as at 30 September 2025	4,168	13,243	610	58,373	76,394	449	76,843

Three months ended 30.09.2025	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 July 2025	4,201	13,266	693	57,746	75,906	449	76,355
Profit after tax	—	255	—	1,457	1,712	—	1,712
Currency translation movements	—	—	434	—	434	—	434
Fair value through other comprehensive income reserve	—	—	69	—	69	—	69
Cash flow hedges	—	—	(102)	—	(102)	—	(102)
Retirement benefit remeasurements	—	—	—	69	69	—	69
Own credit	—	—	(535)	—	(535)	—	(535)
Total comprehensive income for the period	—	255	(134)	1,526	1,647	—	1,647
Employee share schemes and hedging thereof	15	—	—	232	247	—	247
Issue and redemption of other equity instruments	—	—	—	—	—	—	—
Other equity instruments coupon paid	—	(255)	—	—	(255)	—	(255)
Vesting of employee shares scheme net of purchases	—	—	1	(13)	(12)	—	(12)
Dividends paid	—	—	—	(422)	(422)	—	(422)
Repurchase of shares	(48)	—	48	(699)	(699)	—	(699)
Other movements	—	(23)	2	3	(18)	—	(18)
Balance as at 30 September 2025	4,168	13,243	610	58,373	76,394	449	76,843

	As at 30.09.25	As at 31.12.24
Other Reserves	£m	£m
Currency translation reserve	2,488	3,625
Fair value through other comprehensive income reserve	(1,396)	(1,873)
Cash flow hedging reserve	(1,312)	(2,930)
Own credit reserve	(1,074)	(1,059)
Other reserves and treasury shares	1,904	1,769
Total	610	(468)

Barclays PLC	44

Appendix: Non-IFRS Performance Measures
The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements, as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.
However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Returns

	Nine months ended 30.09.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,737	480	256	2,798	246	(537)	4,980

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	15.8	3.4	1.2	29.0	4.1	8.8	62.3
Average goodwill and intangibles	(4.0)	—	(0.1)	—	(0.6)	(3.6)	(8.3)
Average tangible equity	11.8	3.4	1.1	29.0	3.5	5.3	54.0

Return on average tangible equity	19.6%	18.8%	30.9%	12.9%	9.4%	n/m	12.3%

	Nine months ended 30.09.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,684	392	225	2,266	208	(424)	4,351

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	14.4	3.0	1.1	29.8	3.7	6.3	58.3
Average goodwill and intangibles	(3.9)	—	(0.1)	—	(0.4)	(3.5)	(7.9)
Average tangible equity	10.5	3.0	1.0	29.8	3.3	2.8	50.4

Return on average tangible equity	21.4%	17.3%	29.5%	10.1%	8.4%	n/m	11.5%

Barclays PLC	45

Appendix: Non-IFRS Performance Measures

Barclays Group
Return on average tangible shareholders' equity	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,457	1,659	1,864	965	1,564	1,237	1,550	(111)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	63.3	62.1	61.4	59.7	59.1	57.7	58.3	57.1
Average goodwill and intangibles	(8.2)	(8.2)	(8.3)	(8.2)	(8.1)	(7.9)	(7.8)	(8.2)
Average tangible shareholders' equity	55.1	53.9	53.1	51.5	51.0	49.8	50.5	48.9

Return on average tangible shareholders' equity	10.6%	12.3%	14.0%	7.5%	12.3%	9.9%	12.3%	(0.9)%

Barclays UK
Return on average allocated tangible equity	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	647	580	510	781	621	584	479	382

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	15.9	15.8	15.7	15.1	14.5	14.4	14.3	14.1
Average goodwill and intangibles	(4.0)	(4.0)	(4.0)	(3.9)	(3.9)	(3.9)	(3.9)	(3.9)
Average allocated tangible equity	11.9	11.8	11.7	11.2	10.6	10.5	10.4	10.2

Return on average allocated tangible equity	21.8%	19.7%	17.4%	28.0%	23.4%	22.3%	18.5%	14.9%

Barclays UK Corporate Bank
Return on average allocated tangible equity	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	196	142	142	98	144	135	113	59

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.4	3.4	3.3	3.2	3.1	3.0	3.0	2.8
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	3.4	3.4	3.3	3.2	3.1	3.0	3.0	2.8

Return on average allocated tangible equity	22.8%	16.6%	17.1%	12.3%	18.8%	18.0%	15.2%	8.4%

Barclays Private Bank and Wealth Management
Return on average allocated tangible equity	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	72	88	96	63	74	77	74	47

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	1.2	1.2	1.2	1.2	1.1	1.1	1.1	1.1
Average goodwill and intangibles	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Average allocated tangible equity	1.1	1.1	1.1	1.1	1.0	1.0	1.0	1.0

Return on average allocated tangible equity	26.4%	31.9%	34.5%	23.9%	29.0%	30.8%	28.7%	19.1%

Barclays PLC	46

Appendix: Non-IFRS Performance Measures

Barclays Investment Bank
Return on average allocated tangible equity	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	723	876	1,199	247	652	715	899	(149)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	28.6	28.7	29.6	29.3	29.5	29.9	30.0	28.9
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	28.6	28.7	29.6	29.3	29.5	29.9	30.0	28.9

Return on average allocated tangible equity	10.1%	12.2%	16.2%	3.4%	8.8%	9.6%	12.0%	(2.1)%

Barclays US Consumer Bank
Return on average allocated tangible equity	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	118	87	41	94	89	75	44	(3)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	4.0	4.0	4.2	4.0	3.8	3.6	3.6	3.6
Average goodwill and intangibles	(0.5)	(0.6)	(0.6)	(0.6)	(0.5)	(0.3)	(0.3)	(0.3)
Average allocated tangible equity	3.5	3.4	3.6	3.4	3.3	3.3	3.3	3.3

Return on average allocated tangible equity	13.5%	10.2%	4.5%	11.2%	10.9%	9.2%	5.3%	(0.3)%

Reconciliation of total operating expenses to operating costs

	Nine months ended 30.09.25	Nine months ended 30.09.24
	£m	£m
Total operating expenses	(13,087)	(12,143)
UK regulatory levies	(84)	(93)
Litigation and conduct	(342)	(99)
Operating costs	(12,661)	(11,951)

Reconciliation of group net interest income excluding IB and Head Office	Nine months ended 30.09.25	Nine months ended 30.09.24
	£m	£m
Total Barclays Group net interest income	10,767	9,436
Barclays Investment Bank	978	747
Head Office	426	463
Group NII excluding IB and Head Office	9,363	8,226

Reconciliation of group net interest income excluding IB and Head Office	Three months ended 30.09.2025	Three months ended 30.09.2024
	£m	£m
Total Barclays Group net interest income	3,745	3,308
Barclays Investment Bank	347	282
Head Office	138	215
Group NII excluding IB and Head Office	3,260	2,811

Barclays PLC	47

Appendix: Non-IFRS Performance Measures

Tangible net asset value per share	As at 30.09.25	As at 31.12.24	As at 30.09.24
	£m	£m	£m
Total equity excluding non-controlling interests	76,394	71,821	70,972
Other equity instruments	(13,243)	(12,075)	(11,739)
Shareholders' equity attributable to ordinary shareholders of the parent	63,151	59,746	59,233
Goodwill and intangibles	(8,255)	(8,275)	(8,123)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	54,896	51,471	51,110

	m	m	m
Shares in issue	13,996	14,420	14,571

	p	p	p
Net asset value per share	451	414	407
Tangible net asset value per share	392	357	351

Profit/(loss) attributable to ordinary equity holders of the parent	Q325 YTD	Q324 YTD	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	1,737	1,684	647	580	510	781	621	584	479	382
Barclays UK Corporate Bank	480	392	196	142	142	98	144	135	113	59
Barclays Private Bank and Wealth Management	256	225	72	88	96	63	74	77	74	47
Barclays Investment Bank	2,798	2,266	723	876	1,199	247	652	715	899	(149)
Barclays US Consumer Bank	246	208	118	87	41	94	89	75	44	(3)
Head Office	(537)	(424)	(299)	(114)	(124)	(318)	(16)	(349)	(59)	(447)
Barclays Group	4,980	4,351	1,457	1,659	1,864	965	1,564	1,237	1,550	(111)

Average equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	15.8	14.4	15.9	15.8	15.7	15.1	14.5	14.4	14.3	14.1
Barclays UK Corporate Bank	3.4	3.0	3.4	3.4	3.3	3.2	3.1	3.0	3.0	2.8
Barclays Private Bank and Wealth Management	1.2	1.1	1.2	1.2	1.2	1.2	1.1	1.1	1.1	1.1
Barclays Investment Bank	29.0	29.8	28.6	28.7	29.6	29.3	29.5	29.9	30.0	28.9
Barclays US Consumer Bank	4.1	3.7	4.0	4.0	4.2	4.0	3.8	3.6	3.6	3.6
Head Office	8.8	6.3	10.2	9.0	7.4	6.9	7.1	5.7	6.3	6.6
Barclays Group	62.3	58.3	63.3	62.1	61.4	59.7	59.1	57.7	58.3	57.1

Return on average equity	%	%	%	%	%	%	%	%	%	%
Barclays UK	14.7	15.6	16.3	14.8	13.0	20.7	17.1	16.2	13.4	10.8
Barclays UK Corporate Bank	18.8	17.3	22.8	16.6	17.1	12.3	18.8	18.0	15.2	8.4
Barclays Private Bank and Wealth Management	28.5	27.0	24.3	29.3	31.8	21.9	26.5	28.1	26.3	17.4
Barclays Investment Bank	12.9	10.1	10.1	12.2	16.2	3.4	8.8	9.6	12.0	(2.1)
Barclays US Consumer Bank	8.1	7.5	11.7	8.8	3.9	9.5	9.3	8.4	4.8	(0.3)
Head Office	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Barclays Group	10.7	9.9	9.2	10.7	12.1	6.5	10.6	8.6	10.6	(0.8)

Barclays PLC	48

Appendix: Loan Loss Rate Calculations

Loan loss rates

	Nine months ended 30.09.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(339)	(36)	10	(283)	(1,090)	(6)	(1,744)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)[1]	230.9	29.2	15.2	129.8	29.8	2.6	437.5

Loan loss rate (bps)	20	16	(9)	29	489	n/m	53

	Nine months ended 30.09.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(82)	(36)	(4)	(77)	(995)	(77)	(1,271)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)[1]	218.4	25.2	14.3	116.5	26.7	7.2	408.3

Loan loss rate (bps)	5	19	4	9	497	n/m	42

1 Includes gross loans and advances to customers and banks, in addition to debt securities.

Barclays PLC	49

Appendix: Loan Loss Rate Calculations

Barclays Group
Loan loss rate	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(632)	(469)	(643)	(711)	(374)	(384)	(513)	(552)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	437.5	428.4	430.4	429.6	408.3	409.1	407.6	409.3

Loan loss rate (bps)	57	44	61	66	37	38	51	54

Barclays UK
Loan loss rate	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(102)	(79)	(158)	(283)	(16)	(8)	(58)	(37)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	230.9	228.5	227.5	227.5	218.4	217.3	219.4	223.3

Loan loss rate (bps)	18	14	28	49	3	1	11	7

Barclays UK Corporate Bank
Loan loss rate	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(5)	(12)	(19)	(40)	(13)	(8)	(15)	(18)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	29.2	28.2	27.0	25.8	25.2	26.0	26.1	26.6

Loan loss rate (bps)	7	17	28	62	21	12	23	27

Barclays Private Bank and Wealth Management
Loan loss rate	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(1)	2	9	(2)	(7)	3	—	4

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	15.2	14.8	14.8	14.7	14.3	14.1	14.1	13.8

Loan loss rate (bps)	3	(5)	(25)	5	19	(9)	—	(10)

Barclays PLC	50

Appendix: Loan Loss Rate Calculations

Barclays Investment Bank
Loan loss rate	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(144)	(67)	(72)	(46)	(43)	(44)	10	(23)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	129.8	126.8	129.6	124.9	116.5	115.5	113.2	109.4

Loan loss rate (bps)	44	21	23	15	15	15	(4)	8

Barclays US Consumer Bank
Loan loss rate	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(379)	(312)	(399)	(298)	(276)	(309)	(410)	(449)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	29.8	27.4	28.9	30.0	26.7	28.4	27.0	28.0

Loan loss rate (bps)	505	456	562	395	411	438	610	636

Barclays PLC	51

Shareholder Information

Results timetable[1]				Date
2025 Full Year Results and Annual Report				10 February 2026

				% Change[2]
Exchange rates	30.09.25	31.12.24	30.09.24	31.12.24	30.09.24
Period end - USD/GBP	1.34	1.25	1.34	7%	—%
YTD average - USD/GBP	1.31	1.28	1.28	2%	2%
3 month average - USD/GBP	1.35	1.28	1.30	5%	4%
Period end - EUR/GBP	1.15	1.21	1.20	(5)%	(4)%
YTD average - EUR/GBP	1.18	1.18	1.17	—%	1%
3 month average - EUR/GBP	1.15	1.20	1.18	(4)%	(3)%

Share price data
Barclays PLC (p)	379.60	268.15	224.55
Barclays PLC number of shares (m)[3]	13,996	14,420	14,571

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: +44 (0)371 384 2055 (UK and International telephone number)[4].

American Depositary Receipts (ADRs)
Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
shareowneronline.com
Toll Free Number (US and Canada): +1 800-990-1135
Outside the US and Canada: +1 651-453-2128

Delivery of ADR certificates and overnight mail
Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.

1Note that this date is provisional and subject to change.
2The change is the impact to GBP reported information.
3The number of shares of 13,996m as at 30 September 2025 is different from the 13,989m quoted in the 1 October 2025 announcement entitled “Total Voting Rights” because the share buyback transactions executed on 29 and 30 September 2025 did not settle until 1 and 2 October 2025 respectively.
4Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

Barclays PLC	52

Glossary of terms

‘Acceptances and endorsements’ Acceptances are an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
‘Additional Tier 1 (AT1) capital’ A type of capital as defined in CRR, largely comprising eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Advanced Measurement Approach (AMA)’ An approach used to quantify required capital for operational risk. Under the AMA, banks are allowed to develop their own empirical model to quantify the required capital for operational risk. Banks can only use this approach subject to approval from their applicable local regulators.
‘Agency Bonds’ Bonds issued by state and / or government agencies or government-sponsored entities.
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘American Depositary Receipts (ADR) or American Depositary Shares (ADS)’ A negotiable certificate that represents the ownership of depository shares in a non-US company (e.g. Barclays) trading on US financial markets.
‘Americas’ Geographic segment comprising the US, Canada and countries where Barclays operates within Latin America.
‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to interest rate movement over a one-year period.
‘Annualised cumulative weighted average lifetime PD’ The Probability of Default (PD) over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.
‘Application scorecards’ Algorithm based decision-making tools used to aid business decisions and manage credit risk, based on available customer data at the point of application for a product.
‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations, with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.
‘Asset Backed Commercial Paper (ABCP)’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.
‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of a Collateralised Debt Obligation (CDO), the referenced pool may be ABS or other classes of assets.
‘Asset swap spreads’ The difference between the yield of the bond and the fixed rate leg of the corresponding interest rate swap. Primarily used to measure the credit risk associated with a bond.
‘Assets Under Management (AUM)’ Total market value of client investment balances managed within investment mandates where Barclays provides discretionary portfolio management or advisory services.  AUM excludes uninvested cash held under an investment mandate.
‘Assets Under Supervision (AUS)’ Total market value of client investment balances where Barclays provides custodian or transactional services.
‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays adjusted for the after tax amounts of capital securities classified as equity.
‘Average allocated tangible equity’ (for businesses) Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ (for Barclays Group) Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
‘Average UK leverage ratio’ In accordance with the PRA Rulebook, calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter.
‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.
‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market (MTM) LTVs derived by calculating individual LTVs at account level, and weighting it by the

Barclays PLC	53

Glossary of terms
balances to arrive at the average position. Balance weighted LTV ratio is calculated using the following formula: LTV = ((loan 1 balance x MTM LTV% for loan 1) + (loan 2 balance x MTM LTV% for loan 2) + ...) / total outstanding balances in portfolio.
‘Bank of England (BoE)’ The central bank of the United Kingdom with devolved responsibility for managing monetary policy and to oversee regulation of the UK’s financial sector. The BoE prudentially regulates and supervises certain financial services firms through the PRA.
‘Bank of England levy scheme’ or ‘BoE levy scheme’ A levy scheme which commenced on 1 March 2024 replacing the Cash Ratio Deposit scheme as a means of funding the BoE's monetary policy and financial stability operations.
‘Bank Recovery and Resolution Directive (BRRD)’ The Bank Recovery and Resolution Directive (Directive 2014/59/EU) established a framework for the recovery and resolution of EU credit institutions and investment firms.
‘Barclaycard Consumer UK’ One of three segments within Barclays UK comprising the UK Barclaycard business.
‘Barclays’ or ‘Barclays Group’ or ‘Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Absa Group Limited (formerly Barclays Africa Group Limited), which was previously a subsidiary of the Barclays Group. As a consequence of its disposals of shares in April 2022 and September 2022, the Barclays Group has now exited its shareholding in Absa Group Limited.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank Ireland PLC’ Barclays Bank Ireland PLC, also known as Barclays Europe and BBI.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group-wide service company providing technology, operations and functional services to businesses across the Barclays Group.
‘Barclays Investment Bank (IB)’ The Barclays Group’s investment bank which consists of origination led and returns focused Global Markets and Investment Banking businesses.
‘Barclays Operating Businesses’ The core Barclays businesses, comprising Barclays UK (which consists of the Personal Banking, Business Banking and the Barclaycard Consumer UK businesses), UKCB, PBWM, IB and USCB.
‘Barclays Private Bank and Wealth Management (PBWM)’ This division serves UK and international private banking clients providing a range of investment, banking and lending products alongside expert advice. It also serves UK wealth management and UK digital investing clients offering a range of financial services.
‘Barclays UK’ This segment broadly represents businesses that sit within the UK ring-fenced bank entity, Barclays Bank UK PLC, and comprises Personal Banking, Business Banking and Barclaycard Consumer UK.
‘Barclays US Consumer Bank (USCB)’ This is a co-branded credit card issuer and financial services partner in the United States for travel, entertainment, retail and affinity institutions. It offers co-branded, small business and private label credit cards, installment loans, online savings accounts and certificates of deposits.
‘Barclays UK Corporate Bank (UKCB)’ This division brings together lending, trade and working capital, liquidity, payments and FX solutions for UK corporate clients with an annual turnover from £6.5 million and higher, excluding those clients that form part of the FTSE 350, which are included within the IB.
‘Basel 3’ or ‘Basel III’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by BCBS aiming to strengthen the regulation, supervision and risk management of banks.
‘Basel 3.1' This refers to the revision of BCBS standards to complete the BCBS' post global financial crisis reforms. Basel 3.1 introduces changes to how to calculate capital requirements for all risk types, for both standardised and internal model approaches.
‘Basel Committee on Banking Supervision (BCBS)’ or ‘The Basel Committee’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.
‘Basic Indicator Approach (BIA)’ An approach used to quantify required capital for operational risk. Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.
‘Basis point(s)’ or ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used for quoting movements in interest rates, yields on securities and for other purposes.
‘Basis risk’ Index/tenor risk that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.
‘Behavioural scorecards’ Algorithm-based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.
'Board’ The board of directors of the relevant Barclays Group entity.
‘Book quality’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs driven by business activity, including net originations or repayments.

Glossary of terms
‘Bounce Back Loan Scheme (BBLS)’ A UK government (British Business Bank) backed loan scheme which allowed SMEs to borrow between £2,000 and £50,000. The UK Government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions. The scheme closed on 31 March 2021.
‘Business Banking’ One of three segments within Barclays UK. Includes Business Banking services for UK clients with an annual turnover of typically up to £6.5 million, as well as the Education, Social Housing and Local Authority (ESHLA) portfolio.
‘Business Growth Fund (BGF)’ An independent company established by the UK’s largest banks, including Barclays, to help young, fast-growing businesses by providing long-term growth capital. Barclays holds an associate interest in BGF.
‘Business scenario stresses’ Multi-asset scenario analysis of extreme, but plausible, events that may impact the market risk exposures of the IB.
‘Buy to let mortgage’ A mortgage whereby the intention of the customer at origination is to let the property.
‘Capital Conservation Buffer (CCB)’ A capital buffer of 2.5% of a bank’s total exposures that needs to be met with an additional amount of Common Equity Tier 1 capital above the 4.5% minimum requirement for Common Equity Tier 1 set out in CRR. Its objective is to conserve a bank’s capital by ensuring that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.
‘Capital ratios’ Key financial ratios measuring the bank's capital adequacy or financial strength expressed as a percentage of RWAs.
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU (as amended), which accompanies the CRR and which prescribes further prudential standards including capital buffers and "Pillar 2A" capital requirements. CRD was implemented before Brexit. In the EU, further amendments to CRD are made by CRD VI.
‘Capital Requirements Directive VI (CRD VI)’ The Sixth Capital Requirements Directive, being an EU amending Directive accompanied by an amending Regulation (CRR III) which together prescribe EU capital adequacy and liquidity requirements, and which implement Basel 3.1 in the European Union.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the programme, had such exposures not been securitised.
‘Capital Requirements Regulation (CRR)’ Refers to EU CRR and/or UK CRR as the context requires.
‘Capital Requirements Regulation III (CRR III)’ Regulation (EU) 2024/1623, introducing further amendments to EU CRR as regards to requirements for credit risk, credit valuation adjustment risk, operational risk, market risk and the output floor.
‘Capital resources’ Common Equity Tier 1, Additional Tier 1 capital and Tier 2 capital that are eligible to satisfy regulatory capital requirements. Referred to as ‘own funds’ within EU and UK regulatory texts.
‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.
‘Cash Ratio Deposit scheme’ A scheme that previously funded the BoE's monetary policy and financial stability functions, until it was replaced with the BoE levy scheme on 1 March 2024.
‘CBE’ Consumer Bank Europe which was previously the German consumer finance business for Barclays Bank Ireland PLC. On 3 February 2025, Barclays PLC announced that Barclays Bank Ireland PLC had completed the sale of the CBE business to BAWAG P.S.K, a wholly owned subsidiary of BAWAG Group AG.
‘Central Bank of Ireland (CBI)’ The Central Bank of Ireland is responsible for maintaining monetary stability, promoting financial stability, and regulating financial institutions to safeguard the integrity of the financial system in Ireland. The CBI is the Irish national competent authority for the purposes of the SSM and EMIR.
‘Central Counterparty’ or ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (Repo). Where a CCP is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.
‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.
‘Client assets and liabilities’ Customer deposits, lending and invested assets.
‘Climate Risk’ The risk of financial loss arising from climate change, through physical risks and risks associated with transitioning to a low-carbon economy. Climate Risk focuses on the Financial and Operational Risks associated with climate change.
‘CLOs and other insured assets’ Highly-rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
'Clydesdale Financial Services Limited (CFS)' This houses Barclays’ point-of-sale finance business and trades as Barclays Partner Finance.

Glossary of terms
‘Collateralised Debt Obligation (CDO)’ A security issued by a third party which references Asset Backed Securities and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.
‘Collateralised Loan Obligation (CLO)’ A security backed by repayments from a pool of commercial loans.
‘Collateralised Mortgage Obligation (CMO)’ A security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors in the security.
‘Combined Buffer Requirement (CBR)’ The total Common Equity Tier 1 capital required to meet the combined requirements of the Capital Conservation Buffer, the G-SII Buffer, the Countercyclical Capital Buffer, and the O-SII Buffer if applicable to a firm.
‘Commercial paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.
‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.
‘Commissions and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.
‘Committee of Sponsoring Organizations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to the development of frameworks and providing guidance on enterprise risk management, internal control and fraud deterrence.
‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related products, power and natural gas).
‘Commodity Futures Trading Commission (CFTC)’ Certain participants in US swap markets are required to register with the CFTC as ‘swap dealers’ or ‘major swap participants’ and/or with the Securities and Exchange Commission (SEC) as ‘security-based swap dealers’ or ‘major security-based swap participants’. Such registrants are subject to CFTC and/or SEC regulation and oversight. Barclays Bank PLC and Barclays Bank Ireland PLC are registered with the CFTC as swap dealers and are subject to CFTC oversight.
‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. West Texas Intermediate crude prices).
‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.
‘Common Equity Tier 1 (CET1) ratio’ A measure of CET1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items (consisting of outsourcing, staff training, redundancy costs and retirement costs).
‘Compliance Risk’ The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the firm’s products and services (also known as 'Conduct Risk') and the risk to Barclays, its clients, customers or markets from a failure to comply with the laws, rules and regulations applicable to the firm (also known as Laws, Rules and Regulations Risk or 'LRR Risk’).
‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest banks' holding companies operating in the US assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.
‘Comprehensive Risk Capital Charge (CRCC)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).
‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS provided loans of up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions. This scheme ended on 31 March 2021.
‘Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based medium-sized businesses (turnover above £45 million, but with no access to Covid Corporate Finance Facility (CCFF)) adversely impacted by COVID-19. The CLBILS provided loans of up to £200 million which are backed by an 80% UK Government (BBB) guarantee. This scheme ended on 31 March 2021.
‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.

Glossary of terms
‘Cost: income jaws’ Relationship between the percentage change movement in operating expenses relative to total income.
‘Cost: income ratio’ Total operating expenses divided by total income.
‘Cost of Equity’ The rate of return targeted by the equity holders of a company.
‘Countercyclical Capital Buffer (CCyB)’ A capital buffer that requires banks to have an additional cushion of Common Equity Tier 1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.
‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential capital buffer that has applied to specific PRA regulated institutions since 2018 and is calculated at 35% of any risk weighted Countercyclical Capital Buffer set by the Financial Policy Committee (FPC).  The CCLB applies in addition to the minimum of 3.25% and any G-SII additional leverage ratio buffer that applies.
‘Counterparty credit risk (CCR)’ The risk that a counterparty to a transaction could default before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss from derivatives, repurchase agreements and similar transactions as a result of the default of the counterparty.
‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.
‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.
‘Covid Corporate Financing Facility (CCFF)’ BoE scheme to support liquidity among larger investment grade firms which make a material UK contribution, helping to bridge COVID-19 disruption to their cash flows. The BoE provided liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays acted as dealer. This scheme closed for new purchases of commercial paper with effect from 23 March 2021.
‘Credit conversion factor (CCF)’ A factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.
‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.
‘Credit impairment charges’ Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.
‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the income statement, positions that are classified as loans and advances, and available for sale and other assets.
‘Credit quality step’ An indicator of credit risk. In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to certain “credit quality steps” that determine the risk weight to be applied to an exposure.
‘Credit rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.
‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.
‘Credit risk mitigation’ A range of techniques and strategies used to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types: collateral, netting and set-off, and risk transfer.
‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform contractual agreements.
‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.
‘Customer deposits’ Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under “deposits at amortised cost” (Customer liabilities).
‘Customer liabilities’ See ‘Customer deposits’.
‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions if the current positions were to be held unchanged for one business day, measured to a specified confidence level.
‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Group due to any failure to perform contractual obligations. The DVA decreases

Glossary of terms
the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.
‘Debt buybacks’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.
‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the Barclays Group and include certificates of deposit and commercial paper.
‘Default fund contributions’ The contribution made by members of a Central Counterparty (CCP).  All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by a defaulting member.  ‘
‘Default grades’ The Barclays Group classifies ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the Probability of Default (PD) risk.
‘Delinquency’ See ‘Arrears’.
‘Deposit Guarantee Scheme (DGS)’ The EU Directive on Deposit Insurance (Directive 2014/49/EU) was transposed into Irish law through the European Union (Deposit Guarantee Schemes) Regulations 2015 which came into effect on 20 November 2015. The CBI as the ‘designated authority’ is required to calculate risk based deposit insurance contributions in accordance with the EBA’s guidelines “on methods for calculating contributions to deposit guarantee schemes.” The DGS is administered by the CBI and is funded by the credit institutions covered by the scheme.
‘Derivatives netting’ Adjustments applied across asset and liability marked to market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270 (Basel III leverage ratio framework and disclosure requirements).
‘Digital Operational Resilience Act (DORA)’ the European Union’s Digital Operational Resilience Act (Regulation (EU) 2022/2554) has applied from 17 January 2025. This EU regulation introduces comprehensive and sector specific regulation on Information Communication Technologies (ICT) risk management, ICT incident management and reporting, information sharing, digital operational resilience testing and provides for oversight by the European Supervisory Authorities of critical third-party providers servicing the EU financial services sector.
‘Diversification effect’ Reflects the fact that the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class Daily Value at Risk (DVaR) estimates less the total DVaR.
‘Diversity, Equity and Inclusion (DEI) strategy’ The Barclays Group’s global Diversity, Equity and Inclusion (DEI) strategy sets objectives, initiatives and plans across six areas of focus: Gender, LGBT+, Disability, Multicultural, Multigenerational and Socio-economic inclusion, in support of that ambition.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended.
‘Domestic Liquidity Sub-Group Arrangement’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the PRA.
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.
‘Education, Social Housing and Local Authority (ESHLA) or (ESHLA portfolio)’ A Barclays UK portfolio primarily consisting of long dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors.
'Effective Expected Positive Exposure (EEPE)' The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.
‘Effective interest rate (EIR)’ As defined in IFRS 9 Financial Instruments, effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.
‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as Own funds.
‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.
‘Enterprise Risk Management Framework (ERMF)’ The Barclays Group’s risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group, sets out risk appetite requirements, sets out roles and responsibilities for risk management, and sets out risk committee structure.
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing, part of IB.
‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.
‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

Glossary of terms
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short-term equity investment and to smooth the income over a medium/long term.
‘EU CRR’ Regulation (EU) No 575/2013 as amended. EU CRR prescribes prudential requirements including minimum capital requirements, for EU banks and certain other entities. EU CRR was amended by CRR III as part of the EU’s implementation of Basel 3.1. The amendments entered into force from January 2025, other than those relating to market risk, whose entry into force was delayed until January 2026 by a Delegated Act of the European Commission. In June 2025 the European Commission proposed a further delay to January 2027.
‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.
‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.
‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU, Northern Continental and Eastern Europe.
‘European Banking Authority (EBA)’ The EBA is an independent EU authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, stability, efficiency and orderly functioning of the banking sector.
‘European Banking Union’ is an EU concept aimed at safeguarding the stability of the EU banking sector and includes as two of its pillars the SSM and SRM.
‘European Central Bank (ECB)’ The European Central Bank is responsible, among other things, for the prudential supervision of credit institutions located in EU member states participating in European Banking Union within the Single Supervisory Mechanism.
‘European Economic Area (EEA)’ The European Economic Area is a free-trade zone established by the EEA Agreement, which came into effect on January 1, 1994. It includes all 27 EU member states and 3 EFTA states (Iceland, Liechtenstein, and Norway), aiming to promote the free movement of goods, services, capital, and people within a unified market. The EEA allows the participating EFTA countries to participate fully in the EU single market without being EU members.
‘European Market Infrastructure Regulation (EMIR)’ The European Market Infrastructure Regulation (Regulation 648/2012) imposes requirements in the EU which are designed to improve transparency and reduce the risks associated with the derivatives market. EMIR has operational and financial impacts on the Barclays Group, including by imposing collateral requirements and a requirement to centrally clear certain OTC derivatives contracts transacted with a broad range of market participants.
‘European Securities and Markets Authority (ESMA)’ An independent European supervisory authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.
‘Eurozone’ Represents the 20 European Union countries that have adopted the Euro as their common currency. The 20 countries are Austria, Belgium, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.
‘Exchange-traded notes (ETNs)’ Unsecured debt securities that track an underlying index of securities and trade on a stock exchange.
‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and the unbiased and probability weighted assessment of a range of outcomes.
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an Internal Ratings Based (IRB) credit risk approach for capital adequacy calculations. It is measured as the Barclays Group’s modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.
‘Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.
‘Exposure’ Generally refers to positions or actions taken by a bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that customer’s or counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRR.
‘External ratings based approach / internal assessment approach (SEC-ERBA / IAA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under the SEC-ERBA approach, regulatory capital is assigned to securitisation tranches on the basis of their external credit rating. The SEC-ERBA approach can also be used for unrated ABCP exposures where the institution has the regulatory permission to use the Internal Assessment Approach (IAA) to assign a credit rating to the unrated ABCP exposure.

Glossary of terms
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the Housing Price Index (HPI) in the United States.
‘Federal Reserve Board (FRB)’ The Board of Governors of the Federal Reserve System, commonly known as the Federal Reserve Board, is responsible for – amongst other things – setting monetary policy in the US.
‘FICC’ Represents Macro (including rates and currency), Credit and Securitised products, part of IB.
‘Financial collateral comprehensive method (FCCM)’ A credit risk mitigation calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.
‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.
‘Financial crime risk’ The risk that the Group and its associated persons (employees or third parties) commit or facilitate financial crime, and/or the Group’s products and services are used to facilitate financial crime. Financial crime undermines market integrity and may result in: harm to clients, customers, counterparties or employees; diminished confidence in financial products and services; damage to the Group’s reputation; regulatory breaches; and/or financial penalties.
‘Financial Policy Committee (FPC)’ The BoE’s Financial Policy Committee identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.
‘Financial Services Compensation Scheme (FSCS)’ The UK’s scheme for the compensation of customers of authorised financial services firms that are unable to pay claims.
‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system. It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.
‘Fitch’ A credit rating agency, including Fitch Ratings Inc. and its affiliated entities.
‘Forbearance Programmes’ Forbearance programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.
‘Foreclosures in Progress’ The process by which a bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property used as collateral for the loan, subject to applicable law, and recover amounts it is owed.
‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involve the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.
‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
'FTSE 350’ The Financial Times Stock Exchange index comprising the 350 largest companies by capitalisation listed on the London Stock Exchange.
‘Full time equivalent (FTE)’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).
‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRR.
‘Fundamental Review of the Trading Book (FRTB)’ A comprehensive suite of capital rules developed by the BCBS as part of Basel III and applicable to banks’ wholesale trading activities.
‘Funded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with the amount of the difference between the amount of the exposure and the amount of a claim on the institution.
‘FVOCI’ Fair value through other comprehensive income.
‘FVTPL’ Fair value through profit or loss.

Glossary of terms
‘FY23 Investor Update’ An event held in connection with Barclays resegmentation of businesses which was announced on 20 February 2024 and is part of its strategy to become Simpler, Better and more Balanced. Introducing the new segments of Barclays UK, Barclays UK Corporate Bank, Barclays Private Bank and Wealth Management, Barclays Investment Bank, Barclays US Consumer Bank and Head Office.
‘Gains on acquisitions’ The amount by which an acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.
‘General Data Protection Regulation (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation intended to strengthen and unify data protection for all individuals within the European Union. GDPR forms part of UK law (UK GDPR) pursuant to the European Union (Withdrawal) Act 2018, as amended and the supplemental Data Protection Act 2018.
‘General market risk’ The risk of a price change in a financial instrument due to a change in the level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.
‘Global Markets’ Offers clients a full range of liquidity, risk management and financing solutions, ideas and content tailored to their investment and risk management needs, including execution capabilities across the spectrum of financial products.
‘Global Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the BCBS publish a list of global systemically important banks.
‘Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules, which allows formerly compliant capital instruments to be included in regulatory capital, subject to certain thresholds which decrease over the transitional period.
‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.
‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
‘Gross new lending’ New lending advanced to customers during the period.
‘Gross write-off rates’ Expressed as a percentage and represent balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% of the combined buffers that apply to the bank.
‘G-SII Buffer’ Common Equity Tier 1 capital required to be held to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.
‘Head Office’ Comprises head office central support, central treasury operations, Barclays Execution Services assets and legacy businesses. Following the resegmentation announced at the FY23 Investor Update on 20 February 2024, Head Office also includes the German consumer finance business (sold early Q1 2025), and the Payment acceptance business (rebranded merchant acquiring business), for which a partnership with Brookfield Asset Management Ltd has been announced in April 2025.
‘High-Net-Worth’ Businesses that provide banking and other services to high net worth customers.
‘High-quality liquid assets (HQLA)’ Comprise eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Among other things, HQLA should be unencumbered and liquid in markets during a time of stress. These include cash and claims on central governments and central banks. Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour, exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.
‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.
‘IAASA’ Irish Auditing and Accounting Supervisory Authority.
‘IASB’ International Accounting Standards Board.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, estimated individually.
‘IFRS’ International Financial Reporting Standards.
‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, transitional arrangements under which Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.

Glossary of terms
‘IHC’ or ‘US IHC’ The intermediate US holding company, Barclays US LLC, which holds most of Barclays’ subsidiaries and assets in the US.
‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified, and individual or collective.
‘Income’ Total income, unless otherwise specified.
‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.
‘Independent Validation Unit (IVU)’ The function within Barclays responsible for independent review, challenge and approval of all models.
‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.
‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.
'Inorganic activity' Refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In FY24 this included the £220m loss on sale of the performing Italian retail mortgage portfolio, the £9m loss on disposal from the German consumer finance business and the £26m loss on sale of the non-performing Italian retail mortgage portfolio. This was offset by the day 1 net profit before tax of £346m from the acquisition of Tesco Bank.
‘Insurance Risk’ The risk of the Barclays Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.
‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.
‘Interest-only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.
‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.
‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s NIM. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.
‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.
‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank's internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Barclays Group identifies, manages and qualifies the risks to which it is exposed, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
'Internal Model Approach (IMA)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a regulator approved internal market risk model.
'Internal Model Method (IMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a regulator approved internal counterparty credit risk model.
‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:
–Advanced Internal Ratings Based (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and credit conversion factor to model a given risk exposure.
–Foundation Internal Ratings Based (F-IRB): the bank applies its own PD as for A-IRB, but it uses standard parameters for the LGD and the credit conversion factor. The F-IRB approach is specifically designed for wholesale

Glossary of terms
credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.
‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.
‘International Corporate Bank’ Provides lending, trade & working capital, liquidity, payments and FX solutions to multinational companies and financial institutions globally and to FTSE 350 companies in the UK.
‘Invested assets’ Invested assets (held off-balance sheet) represent assets under management and supervision. Uninvested cash held under an investment mandate and reported within customer deposits is excluded from invested assets.
‘Investment Banking’ Provides clients with strategic advice on mergers and acquisitions (M&A), corporate finance, financial risk management and equity and debt issuance. As part of its International Corporate Bank offering it also provides lending, trade & working capital, liquidity, payments and FX solutions to multinational companies and financial institutions globally and to FTSE 350 companies in the UK.
‘Investment Banking Fees’ In the context of IB analysis of total income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.
‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.
‘Investor Compensation Scheme (ICS)’ The Investor Compensation Directive (Directive 97/9/EC) sets out the basis for clients of investment firms (including banks that carry out investment services) to receive statutory compensation when an authorised investment firm fails. In Ireland, the Investor Compensation Act 1998 (ICA) provides for the establishment of the Investor Compensation Company DAC which administers the ICS.
‘IPO’ Initial Public Offering.
‘IRB Roadmap’ Contains several EBA technical standards and sets of guidelines developed with the intent to reduce unwarranted variability across firms in IRB Risk-Weighted Assets for Credit Risk. The PRA required UK firms to implement these changes from 1 January 2022.
‘ISDA Master Agreement’ The most commonly used master contract for over-the-counter (OTC) derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definitions booklets, and a credit support annex. The ISDA Master Agreement is published by the International Swaps and Derivatives Association (ISDA).
‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each key risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach (AMA) calculation of regulatory and economic capital requirements.
‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank's eligible Tier 1 capital.
‘Legal risk', ‘Laws, Rules and Regulations Risk’ or 'LRR risk' The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet applicable laws, rules and regulations or contractual requirements or to assert or defend its intellectual property rights.
‘Lending’ In the context of IB analysis of total income, lending income includes NII, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.
‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.
‘Level 1 assets’ High-quality liquid assets (HQLA) under local rules implementing the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ High-quality liquid assets (HQLA) under local rules implementing the Basel Committee’s Liquidity Coverage Ratio (LCR), comprising Level 2A assets, including, e.g. lower quality government securities, covered bonds and corporate debt securities, and Level 2B assets, including, e.g. lower rated corporate bonds, Residential Mortgage-Backed Securities and equities that meet certain conditions.
‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.
‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.
‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high-quality liquid assets (HQLA) to expected net cash outflows over the next 30 days.
‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

Glossary of terms
‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations, or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.
‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.
‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct-related customer redress.
‘Loan loss rate (LLR)’ Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost (including portfolios reclassified to assets held for sale) at the balance sheet date.
‘Loan to deposit ratio’ or ‘Loan: deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.
‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio’.
‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market, currently phased out.
‘Long Term Incentive Plan (LTIP)’ The Barclays PLC Group Long Term Incentive Plan.
‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.
‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for a predefined period. IB uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.
‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.
‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current marked to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.
‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio’.
‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuations in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
‘Master netting agreement’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default, bankruptcy or insolvency, resulting in a reduced exposure.
‘Master trust securitisation programme’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.
‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit of an institution whilst remaining in excess of its Combined Buffer Requirement (CBR). UK and EU regulations place restrictions on a bank’s dividend, AT1 securities coupon and variable compensation decisions depending on its proximity to meeting the buffer.
‘Medium-Term Notes (MTNs)’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from under 1 year to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
‘Methodology and policy’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the effect on RWAs of methodology changes driven by regulatory policy changes.
‘MiFID II’ Refers to either the Markets in Financial Instruments Directive 2014/65/EC and the Markets in Financial Instruments Regulation 600/2014 (as amended), which together are European Union laws that provide harmonised regulation for investment services across the member states of the European Economic Area, or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended), as applicable.

Glossary of terms
‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union-wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution, or these rules and regulations as they form part of UK law pursuant to the UK transposition of the Directive and the European Union (Withdrawal) Act 2018 (as amended). An institution’s MREL requirement is set by its resolution authority.
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.
‘Model updates’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.
‘Modelled VaR’ In the context of RWAs, market risk calculated using Value at Risk (VaR) models laid down by the CRR and supervised by the PRA.
‘Money market funds’ Investment funds typically invested in short-term debt securities.
‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.
‘Moody’s’ A credit rating agency, including Moody’s Investors Service, Inc. and its affiliated entities.
‘Mortgage Servicing Rights (MSR)’ A contractual agreement in which the right to service an existing mortgage is sold by the original lender to another party that specialises in the various functions involved with servicing mortgages.
‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.
‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.
‘Net Interest Income (NII)’ The difference between interest income on assets and interest expense on liabilities.
‘Net Interest Margin (NIM)’ Annualised NII divided by the sum of average customer assets.
‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.
‘Net new assets under management’ The net inflows and outflows of client balances within discretionary portfolio management and advisory mandates. It excludes market performance and foreign exchange translation but includes reinvested dividend payments.
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include items such as equity capital, preferred stock with a maturity of over one year, or liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated required stable funding factor.
‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.
‘Net write-off rate’ Expressed as a percentage and represents balances written off in the reporting period less any post write-off recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.
‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.
‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, corporate bonds and issued notes.
‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact the bank's capital and/or earnings due to adverse movements in Interest or foreign exchange rates.
‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI) investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non-Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.
‘Notch’ A single unit of measurement in a credit rating scale.
‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

Glossary of terms
‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.
‘Operating leverage’ Operating expenses compared to total income less credit impairment charges and other provisions.
‘Operational risk’ The risk of loss to the Barclays Group from inadequate or failed processes or systems, human factors or due to external events (e.g. fraud) where the root cause is not due to credit or market risks.
‘Operational Riskdata eXchange Association (ORX)’ A not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.
‘Origination led’ Focus on high-margin, low-capital fee-based activities and related hedging opportunities.
‘O-SII Buffer’ CET1 capital required to be held under the UK and EU regimes to ensure that Other Systemically Important Institutions (O-SIIs) build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
‘Other systemically important institutions (O-SII)’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.
‘Over-issuance of Securities’ Over-issuance of securities under Barclays Bank PLC’s US shelf registration statements on Form F-3 filed with the US Securities and Exchange Commission in 2018 and 2019.
‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
‘Overall capital requirement’ The overall capital requirement is the sum of capital required to meet the total of a Pillar 1 requirement, a Pillar 2A requirement, a Global Systemically Important Institution (G-SII) buffer, a Capital Conservation Buffer (CCB) and a Countercyclical Capital Buffer (CCyB).
‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.
‘Own funds’ The sum of Tier 1 and Tier 2 capital.
‘Own funds and eligible liabilities ratio’ A risk-based ratio representing the Own funds and eligible liabilities of the institution expressed as a percentage of total RWAs.
‘Owner occupied mortgage’ A mortgage where the intention of the customer at origination was to occupy the property.
'Partner profit share' Payments made to partners based on the financial performance of the credit card portfolios.
‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.
‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.
‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.
‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2024: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.
‘Period end tangible shareholder’s equity’ Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of intangible assets and goodwill.
‘Personal Banking’ One of three segments within Barclays UK. The business within the UK that offers retail solutions to help customers with their day-to-day banking needs.
‘Pillar 1 requirements’ The minimum regulatory capital requirements under CRR, covering credit (including counterparty credit) risk, market risk operational risk, settlement risk and CVA.
‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements. These requirements are the outcome of the bank’s Internal Capital Adequacy Assessment Process (ICAAP) and the complementary supervisory review and evaluation carried out by the regulator.
‘Pillar Two’ The EU Minimum Tax Directive (Pillar Two) (Council Directive (EU) 2022/2523) entered into force on 23 December 2022 and requires all member states to apply a Qualifying Domestic Minimum Top-up Tax (QDMTT) to multi-national groups within the EU.
‘Post-Model Adjustment (PMA)’ In the context of Basel models, a PMA is a short-term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

Glossary of terms
‘Potential Future Exposure (PFE) on derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivatives, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.
‘PRA waivers’ PRA approvals which modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.
‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.
‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquidity risk factors for each of the major trading asset classes.
‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.
‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).
‘Principal Risks’ The principal risks affecting the Barclays Group, as described in the Risk Review section of the Barclays PLC Annual Report.
‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.
‘Pro-cyclicality’ Movements in financial variables (including capital requirements) following natural fluctuations in the economic cycle, where the subsequent impact on lending or other market behaviours acts as an amplification of the economic cycle by the financial sector.
‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets, market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.
‘Product structural hedge’ An interest rate hedge put in place to reduce earnings volatility on product balances with instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.
‘Profit before impairment’ Calculated by excluding credit impairment charges or releases from profit before tax.
‘Properties in Possession held as ‘Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.
‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.
‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.
‘Prudential Regulation Authority (PRA)’ The PRA is part of the BoE and regulates and supervises banks, building societies, insurers and a small number of significant investment banks in the UK.
‘Prudential Valuation Adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on the balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.
‘Public benchmark’ Unsecured medium-term notes issued in public syndicated transactions.
‘Qualifying central bank claims’ An amount calculated in line with the PRA rules allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity.
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in Article 154(4) of UK CRR and Article 147(5a) of EU CRR (as applicable). It includes most types of credit card exposure.
‘Rates’ In the context of IB income analysis, trading revenue relating to government bonds and interest rate derivatives.
‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).
‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.

Glossary of terms
‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Barclays Group’s exposure.
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recovery book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if assets are written-off, amounts are collected, or assets are sold to a third party (i.e. debt sale).
‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.
‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case, renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue, and individually impaired if the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.
‘Repurchase agreement (Repo)’ or ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future), it is a repurchase agreement or repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future), it is a reverse repurchase agreement or reverse repo.
‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.
‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).
‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.
‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.
‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3 million or with an annual turnover of up to £5 million.
‘Return on average Risk Weighted Assets (RoRWA)’ Statutory profit after tax as a proportion of average RWAs.
‘Return on average tangible shareholders’ equity (RoTE)’ (for Barclays Group) Annualised Group attributable profit, as a proportion of average shareholders’ tangible equity.
‘Return on average tangible shareholders’ equity (RoTE)’ (for businesses) Annualised business attributable profit, as a proportion of that business's average allocated tangible equity.
‘Risk appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.
‘Risks not in VaR (RNIVs)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.
‘Risk weighted assets (RWAs) / Risk weighted exposure amounts (RWEAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel framework as implemented in local law.
‘RWA Flow / movements in RWAs’
Book size/Asset size
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the size and composition of underlying positions, measured using EAD values for existing portfolios over the period. This includes, but is not exclusive to:
▪new business and maturing loans
▪changes in product mix and exposure growth for existing portfolios
▪book size reductions owing to risk mitigation and write-offs.
Market risk
This represents RWA movements owing to the changes in risk level i.e. trading positions and volumes driven by business activity.
Book quality/Asset quality
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the underlying credit quality and recoverability of portfolios and reflected through model calibrations or realignments where applicable. This includes, but is not exclusive to:

Glossary of terms
▪PD migration and LGD changes driven by economic conditions
▪ratings migration for standardised exposures
Market risk
This is the movement in RWAs owing to changing risk levels in the trading book caused by fluctuations in market conditions.
Model updates
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external model updates. This includes, but is not exclusive to:
▪updates to existing model inputs driven by both internal and external review
▪model enhancements to improve models performance
Market risk
This is the movement in RWAs reflecting change in model scope, changes to market data levels, volatilities, correlations, liquidity and ratings used as input for the internal modelled RWA calculations.
Methodology and policy
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes. This includes, but is not exclusive to:
▪updates to RWA calculation methodology, communicated by the regulator
▪the implementation of credit risk mitigation to a wider scope of portfolios
Market risk
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes for market risk.
Acquisitions and disposals
This is the movement in RWAs as a result of the disposal or acquisition of business operations impacting the size of banking and trading portfolios.
Foreign exchange movements
This is the movement in RWAs as a result of changes in the exchange rate between the functional currency of the Barclays business area or portfolio and our presentational currency for consolidated reporting. It should be noted that foreign exchange movements shown in RWA flow or movements in RWAs tables do not include the impact of foreign exchange for the counterparty credit risk or market risk RWAs.
Other
This is the movement in RWAs driven by items that cannot be reasonably assigned to the other driver categories. In relation to market risk RWAs, this includes changes in measurement that are not driven by methodology, policy or model updates.
‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the government of the United States to safeguard against corporate governance scandals.
‘Secondary Stress Tests’ Secondary Stress Tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.
‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to such higher lien debt. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralised by US Treasury securities in the repurchase agreement (Repo) market.
‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.
‘Securities Financing Transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.
‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non-performance in the form of cash or other assets.
‘Securitisation’ Typically, a process by which debt instruments, such as mortgage loans or credit card balances, are aggregated into a pool, which is used to back new securities. A company sells these pools of assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower.

Glossary of terms
‘Set-off clauses’ In the context of counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.
‘Settlement balances’ Receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement.
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Single Resolution Board (SRB)’ The Single Resolution Board is the central resolution authority within the European Banking Union, established to ensure an orderly resolution of failing banks with minimal impact on the economy and public finances. It was created in 2015 as part of the broader banking union reforms and acts as the bank resolution authority for a subset of banks in the euro area. The SRB's mission is to avoid future bailouts by placing the burden of resolution on the banks themselves.
‘Single Resolution Fund (SRF)’ is an emergency fund that may be used as part of the SRM. Institutions that come within the scope of the SRMR are required to make ex-ante contributions to the SRF calculated by the SRB (in accordance with the SRMR) on an annual basis
‘Single Resolution Mechanism Regulation (SRMR)’ The Single Resolution Mechanism Regulation (Regulation 806/2014) established the single resolution mechanism (SRM), which is comprised of the Single Resolution Board (SRB) and the National Resolution Authorities of participating countries. The purpose of the SRMR is to ensure an orderly resolution of failing banks with minimal costs for taxpayers and to the real economy.
‘Single Supervisory Mechanism (SSM)’ The Single Supervisory Mechanism is a framework for the prudential supervision of credit institutions located in EU member states participating in European Banking Union, primarily overseen by the European Central Bank (ECB) and also comprising the national competent authorities of the participating member states. It aims to ensure the safety and stability of the European banking system by coordinating the supervision of significant institutions across member states.
‘Slotting’ Slotting is internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach. A standard set of rules is required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Specialised Lending approach are detailed in Article 153(5) of CRR.
‘Small and Medium-Sized Enterprises (SME)’ An enterprise which employs fewer than 250 persons and which has an annual turnover which does not exceed EUR 50 million, and / or an annual balance sheet total not exceeding EUR 43 million. Within the SME category, a small enterprise is defined as an enterprise which employs fewer than 50 persons and whose annual turnover and/or annual balance sheet total does not exceed EUR 10 million. This is defined in accordance with Commission Recommendation 2003/361/EC of 6 May 2003 concerning the definition of micro, small and medium sized enterprises.
‘Software intangibles benefit’ A benefit introduced as part of the EU response package to the COVID-19 pandemic and subsequently reversed in the UK. Since 1 January 2022, software assets are fully deducted from CET 1 capital under UK rules.
‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.
‘Special purpose entity’ A legally separate vehicle established to carry out a specific financial or operational objective, such as isolating risk or facilitating securitisation. It is typically structured to be bankruptcy-remote, ensuring its obligations remain independent of the financial position of the sponsoring organisation. SPEs may be subsidiaries or orphan entities, depending on the intended legal and accounting treatment.
‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.
‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.
‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12-month expected credit loss allowance.
‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Stage 3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Standard & Poor’s’ A credit rating agency, including S&P Global Inc. and its affiliated entities.
‘Standardised Approach’ / ‘STD’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and credit rating.

Glossary of terms
‘Standardised Approach (SEC-SA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to calculate regulatory capital requirements per standardised approach for underlying exposures in the securitisation as if these had not been securitised (‘KSA’), subject to certain other inputs and criteria.
‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.
‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of IFRS.
‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.
‘Sterling Over Night Index Average (SONIA)’ Reflects banks’ and building societies’ wholesale overnight funding rates in the sterling unsecured market administrated and calculated by the BoE.
‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.
‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.
‘Structural cost actions (SCA)’ Cost actions taken to improve future financial performance.
‘Structural FX’ Foreign currency positions taken to hedge against the adverse effect of exchange rates on capital ratios.  Under Article 352(2) of UK CRR the PRA may permit banks to exclude such Structural FX positions from the calculation of its market risk RWAs. On 15 December 2021 the PRA issued Barclays this permission, taking effect from 31 December 2021.  Any FX positions that are in excess of what is required to hedge the adverse effects of exchange rates on the bank’s capital ratio are not in scope of this exemption and will therefore be captured under the standardised market risk approach.
‘Structural hedge’ or ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smooth the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.
‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.
‘Structured credit’ Includes the legacy structured credit portfolio primarily comprising derivative exposures and financing exposures to structured credit vehicles.
‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.
‘Structured finance or structured notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.
‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).
‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.
‘Tangible Net Asset Value (TNAV)’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.
‘Tangible Net Asset Value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.
‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.
‘Tesco Bank’ The retail banking business acquired from Tesco Personal Finance plc on 1 November 2024, which includes credit cards, unsecured personal loans, savings and operating infrastructure.
‘The Standardised Approach (TSA)’ An approach used to quantify required capital for operational risk. Under TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.

Glossary of terms
‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to its own Operational and Compliance Risks, as well as with respect to the Legal Risk to which Barclays is exposed.
‘Third country’ As defined in CRR, a country or territory outside the United Kingdom.
‘Third Party Service Providers (TPSP)’ Third Party Service Provider means any entity that has entered an arrangement with Barclays in order to provide business functions, activities, goods and/or services to Barclays.
‘Through-the-cycle’ A long-run average through a full economic cycle.
‘Tier 1 capital’ The sum of the Common Equity Tier 1 (CET1) capital and Additional Tier 1 (AT1) capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.
‘Tier 2 (T2) capital’ A type of capital as defined in CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital.
‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against forbearance balances expressed as a percentage of balance in forbearance.
‘Total capital ratio’ Total regulatory capital as a percentage of RWAs.
‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescribed minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution. See also ‘Minimum requirement for own funds and eligible liabilities (MREL)’.
‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts, including accounts charged off to recoveries.
‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.
‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.
‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.
‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.
‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in CRR.
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the banking book.
‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.
‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.
‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.
‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK.
‘UK bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a portion of the UK chargeable equity and liabilities of the bank on its balance sheet date.
‘UK Cards’ Suite of credit cards offered to individual consumers located in the UK to suit their borrowing needs e.g. purchase spend, balance transfer, or rewards. This includes the Tesco Bank cards.
‘UK Personal Loans’ Individual unsecured personal loans predominantly recruited from the Group’s current account base in the UK. This includes the Tesco Bank loans portfolio.
‘UK CRR’ Regulation (EU) No 575/2013, as amended, as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended. UK CRR prescribes prudential requirements, including minimum capital requirements, for UK banks and certain other entities.
‘UK leverage exposure’ Calculated as per the PRA Rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity.
‘UK leverage ratio’ As per the PRA Rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage.
‘UK regulatory levies’ Comprises the BoE levy scheme and the UK bank levy.

Glossary of terms
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Barclays co-branded credit card programmes with companies across various sectors including but not limited to travel, entertainment and retail.
‘US Residential Mortgage-Backed Securities’ Securities that represent interests in a group of US residential mortgages.
‘Valuation weighted Loan to Value (LTV) ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted Loan to Value ratio is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.
‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.
‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.
‘Wholesale loans’ or ‘wholesale lending’ Lending to larger businesses, financial institutions and sovereign entities.
‘WM&I’ The Wealth Management & Investments business, which was transferred from Barclays UK to PBWM on 1 May 2023.
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using ‘Sterling Overnight Index Average (SONIA)’ as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
‘Write-off (gross)’ The point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-offs less post write-off recoveries.
‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in an event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.